SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 8 August 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Half-year Report dated 8 August 2023

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2023
8 August 2023
	Reported			Underlying1
	2023	20222	% change	% change
REPORTABLE SEGMENTS1:
Revenue1	$1,031m	$840m	+23%	+27%
Revenue from fee business1	$799m	$659m	+21%	+24%
Operating profit1	$479m	$377m	+27%	+30%
Fee margin1	58.8%	55.5%	+3.3%pts
Adjusted EPS1	182.7¢	121.7¢	+50%	KEY METRICS:
GROUP RESULTS:				● $15.2bn total gross revenue1
Total revenue	$2,226m	$1,794m	+24%	+29% vs 2022, +12% vs 2019
Operating profit	$584m	$361m	+62%	● +24% global H1 RevPAR1
Basic EPS	265.3¢	117.4¢	+126%	vs 2022, +8.7% vs 2019
Interim dividend per share	48.3¢	43.9¢	+10%	● +17% global Q2 RevPAR1
Net debt1	$2,270m	$1,718m	+32%	vs 2022, +9.9% vs 2019
1.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

2.
Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see note 1 to the Financial Statements).

●	Strong trading: H1 RevPAR up +24% YOY; further sequential improvement vs 2019 with Q1 +6.8% and Q2 +9.9%
●	Americas H1 RevPAR up +11% YOY, EMEAA +42% and Greater China +94%, reflecting the differing levels of travel restrictions that were still in place in H1 2022
●	Average daily rate up +7% vs 2022, +11% vs 2019; occupancy up +9%pts vs 2022, just (1.3)%pts lower vs 2019
●	Gross system growth +6.3% YOY; net system size growth of +4.8% YOY
●	Opened 21.0k rooms (108 hotels) in H1, +40% more than H1 2022; global estate now at 925k rooms (6,227 hotels)
●	Signed 34.2k rooms (239 hotels) in H1, +11% more than H1 2022; global pipeline now at 286k rooms (1,931 hotels), +2.9% YOY; 17.7k rooms (131 hotels) in Q2, +7% ahead of Q1 and +25% more than Q2 2022
●	Fee margin of 58.8%, up +3.3%pts vs 2022 on trading recovery in EMEAA and Greater China
●	Operating profit from reportable segments of $479m, +27% vs 2022; this included $5m adverse currency impact
●	Reported operating profit of $584m, including $87m of System Fund profit and an $18m exceptional profit
●	Net cash from operating activities of $315m (2022: $175m), with adjusted free cash flow1 of $277m (2022: $142m)
●	Net debt increase of $419m since start of the year includes $372m share buybacks, $166m dividends and a $112m net foreign exchange adverse impact
●	Interim dividend 48.3¢, +10% vs 2022; dividend payments in 2023 will return close to $250m to IHG’s shareholders
●	Trailing 12-month adjusted EBITDA1 of $996m, +23% vs 2022; net debt:adjusted EBITDA ratio of 2.3x
●	Current $750m buyback programme 47% complete; share buybacks together with ordinary dividends are on track to return approximately $1.0bn to shareholders in 2023
●	New midscale conversion brand launching, with strong interest from owners already expressed

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

“I am honoured to take over as IHG’s group CEO and excited to look ahead with our talented teams and owners all around the world to an important next chapter of growth. Our teams have delivered strong results in the first half, with financial performance, hotel openings and signings all significantly above prior year comparisons. Travel demand is very healthy, with RevPAR improving year-on-year across all our markets and exceeding 2019 pre-pandemic peaks for four consecutive quarters. In the Americas and EMEAA regions, leisure demand has remained buoyant and business and group travel continued to strengthen, while in Greater China, demand has rebounded rapidly.

The investments we’re making in our powerful enterprise platform are delivering results for guests and owners – be it the breadth of attractive brands we now have in place, the excellent impact of our new mobile app, or the strength of our IHG One Rewards programme, which has seen enrolments jump by +60% since launch a year ago. We opened 21 thousand rooms across 108 hotels in the half, keeping us on track for net system size growth expectations, and we signed over 34 thousand rooms across 239 hotels, +11% ahead of last year. More than a quarter of all signings were across our six Luxury & Lifestyle brands, as we accelerate growth in this higher fee income segment.

As we continue to grow our brand portfolio, we’re excited to announce we will soon launch a new brand targeted at midscale conversion opportunities. We’re proud of our industry-leading position in upper midscale with Holiday Inn and Holiday Inn Express. Our aim is that this new conversion brand will become the first choice for guests and owners in the midscale segment, accelerating our growth in a space that is already worth $14bn in the US market alone. Conversions represent a major growth opportunity for us, generating around 40% of first half openings and signings globally, and we see an increasing desire from owners to quickly realise the benefits of IHG’s scale and strong enterprise. We’re delighted that more than 100 hotels have already expressed definitive interest in the new brand.

The combination of RevPAR and system growth drove further expansion of our fee margin, leading to a +27% increase in operating profit from reportable segments. Our +50% growth in adjusted EPS includes the additional earnings accretion from our ongoing return of surplus capital via share buybacks. The combination of these drivers demonstrates how IHG creates value for our shareholders, and as this industry continues to power forward, we are confident in the strengths of our business model, scale and strategy to capture sustainable, profitable growth.”

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407

Presentation for analysts and institutional shareholders:
A conference call and webcast presented by Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will commence at 9:30am (London time) on 8 August 2023 and can be accessed directly on https://www.investis-live.com/ihg/6495503c67ddff0c00694bc4/jtla or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:

UK local:	0204 587 0498
US local:	646 787 9445
All other locations:	+44 204 587 0498
Passcode:	82 20 77

An archived webcast of the presentation is expected to be available later on the day of the results and will remain available for the foreseeable future, accessed at www.ihgplc.com/en/investors/results-and-presentations. An audio replay will also be available for 7 days using the following details:

UK local:	0203 936 3001
US local:	845 709 8569
All other locations:	+44 203 936 3001
Passcode:	73 52 70

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 8 August. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,900 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Capital allocation: growing the ordinary dividend and returning surplus capital through buybacks

IHG’s asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet.

IHG’s perspectives on the uses of cash generated by the business are unchanged: ensuring the business is investing to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

IHG intends for the ordinary dividend to be covered 2-2.5x by Adjusted EPS (a payout ratio of 40-50%). This is consistent with cover averaging 2.3x in the 2012-2019 period. The total dividend for 2022 was covered 2.0x by Adjusted EPS.

Ordinary dividend payments in 2023 will return close to $250m to IHG’s shareholders. As announced in February, a $750m share buyback programme is returning further surplus capital. This was expected to reset leverage into our target range, and it follows on from last year’s $500m programme which already reduced the total number of voting rights in the Company by 5.0%. At the 30 June 2023 balance sheet date, the current $750m programme was 47% complete with $349.5m (£280.7m) spent repurchasing 5.2 million shares at an average price of £54.44 per share; this reduced the total number of voting rights in the Company by a further 2.9% to 170.2 million up to the balance sheet date.

EPS is calculated using the weighted average number of shares (WANOS) in issue for the period which reduces accordingly to take account of the timing of shares repurchased. For the first half of 2023, the WANOS was 173.1 million shares, a 6% lower share count than the comparable period.

IHG’s business model is expected to continue its strong track record of converting around 100% of adjusted earnings into free cash flow. Whilst prioritising investing in the business to optimise growth, our asset-light model is expected to provide the opportunity to routinely return additional capital to shareholders such as through rolling share buybacks, which would further enhance growth of earnings per share.

Key trends in recent trading

Increased demand for travel in all our markets

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RevPAR growth YOY reflects the differing levels of travel restrictions that were still in place in the first half last year, leading to Q2 group RevPAR +17% YOY, with Americas +6%, EMEAA +27% and Greater China +110%.
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IHG’s group RevPAR has exceeded 2019 levels each month since July 2022. For Q2 of 2023, group RevPAR was +9.9% ahead of 2019, with the Americas +12.1% and EMEAA +15.0%, partially offset by Greater China down just (0.5)% as it continues to recover with the more recent easing of travel constraints in that region.
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Leisure travel saw the earliest recovery coming out of Covid, followed by a return of business and then group travel.
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The US, our single largest country market, saw the following H1 revenue performances by stay occasion category:
o
Leisure +24% ahead of 2019, reflecting +7% more room nights and rate +16% ahead;
o
Business +1% ahead of 2019, reflecting -4% fewer room nights and rate +6% ahead; and
o
Groups -14% behind 2019, reflecting -19% fewer room nights and rate +7% ahead.
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As more Groups activity returns, bookings for these meetings and events have now exceeded 2019 levels for six consecutive months. At the end of June 2023, booked revenue globally was +36% higher than 2019.

Sustained volume and pricing improvements

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IHG’s Q2 group RevPAR of +9.9% ahead of 2019 reflected occupancy just (1.5)%pts behind and ADR up +12%; the Americas, driven by the early US recovery, reached occupancy just (0.5)%pts below 2019 and ADR +13% ahead.
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There have been no broad signs of consumer price resistance or cooling of leisure demand to date. Some specific US resort destinations that had already experienced very strong demand-driven pricing last year have seen rates ease, with this offset by increased leisure travel to other destinations, including international trips to locations where IHG’s global distribution reach has captured strong demand.
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The expected recovery in business demand has continued, with progress in the US indicating the potential elsewhere. Corporate rate negotiations in 2022 have supported ADR increases in 2023.
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The overall industry has been experiencing both the opportunity and the need for higher room rates, given the return of demand and inflationary pressures; STR’s forecasts for the US industry expect this will be sustained:
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RevPAR to be +13% ahead of 2019 levels in 2023 and +24% ahead by 2025;
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This assumes ADR in 2023 is +17% ahead in nominal terms, but only +1% ahead in real terms, therefore indicating headroom for rates to increase further; and
o
occupancy to be restored to over 96% of 2019 levels in 2023, and to be almost fully recovered by 2025.

Whilst the comparatives to 2022 get tougher in the second half of the year and there are ongoing economic uncertainties, we expect RevPAR to remain positive year-on-year in each region. Irrespective of any shorter-term macro pressures, IHG has proven the resiliency of our business model and we remain confident about the tailwinds for attractive long-term growth in RevPAR which drives our fee income. We also expect continued progress in growing our net system size, leveraging the power of our enterprise platform, strong brand portfolio, and the combination of driving growth through new build hotels, conversions and the potential to add further exclusive partnerships.

System size and pipeline progress

Openings and signings progress in 2023 reflects IHG’s strong portfolio of brands and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:

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Global system of 925k rooms (6,227 hotels) at 30 June 2023, weighted 68% across midscale segments and 32% across upscale and luxury
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Gross growth +6.3% YOY, with 21.0k rooms (108 hotels) opened in H1, +40% on prior year; Q2 openings of 12.6k (63 hotels), 51% ahead of both Q1 and the prior year
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Removal of 7.3k rooms (45 hotels) in H1; removal rate of -1.5% over last 12 months, in line with the historical underlying average rate
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Net system size growth +4.8% YOY; +3.0% excluding Iberostar
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Global pipeline of 286k rooms (1,931 hotels), representing 31% of current system size; pipeline growth +2.9% YOY
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Signed 34.2k rooms (239 hotels) in H1, +11% on prior year; Q2 signings of 17.7k rooms (131 hotels), +7% ahead of Q1 and +25% more than prior year
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Signings mix drives pipeline to be weighted 54% across midscale segments and 46% across upscale and luxury, which over the coming years will drive a more even-weighted system mix
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Conversions growing strongly, representing 36% of signings and 42% of openings (excluding Iberostar)
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More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in H1 2023 and total closing position (rooms):

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total
Group	20,995	(7,302)	13,693	925,320	+1.5%	+4.8%	34,167	286,228
Americas	4,173	(3,333)	840	516,336	+0.2%	+3.0%	13,329	106,045
EMEAA	12,356	(2,777)	9,579	239,243	+4.2%	+7.7%	9,956	77,161
Greater China	4,466	(1,192)	3,274	169,741	+2.0%	+6.4%	10,882	103,022

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Updates on our strategic priorities

Our four strategic priorities put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. Our priorities recognise the crucial role of a sophisticated, well-invested digital approach, and our growing responsibility to care for and invest in our people, communities and planet.

1.
Build loved and trusted brands

We continue to invest in our brands, evolving design, service and quality and increasing their scale. We also take opportunities to add additional brands to our portfolio to offer wider choice to guests and loyalty members and provide more owners access to the power of IHG’s enterprise platform.

New conversion brand launch

We’re excited to announce we will soon be launching a new midscale conversion brand. Conversions continue to rise in importance and present an increasing number of system growth opportunities. Over the last six months, conversions represented around 40% of our signings and openings. This reflects a desire from more hotel owners to convert to an IHG brand in order to quickly benefit from access to our enterprise platform, including our revenue-generating systems, distribution channels and loyalty programme that support performance, increase efficiencies and drive returns. Building on the successful development of several new brands in recent years, our new midscale conversion brand is aiming to be the leading choice for guests wanting great value stays at high-quality properties, and for owners seeking higher returns in the segment.

IHG already has the global leading position in the upper midscale segment, and in the US alone we have 545 Holiday Inn and 2,283 Holiday Inn Express properties. At price points beneath this, the midscale segment is a large target market which IHG only currently addresses through our new-build avid hotels brand and our Candlewood Suites extended stay brand. According to STR, the existing supply in this segment – in just the US market – is around 9,500 hotels (705k rooms), representing $14bn in annual hotel revenue, and which is expected to grow to $18bn by 2030. STR assess that current room supply in this segment is 72% branded and 28% independent. IHG expects this new brand to reach an estate of over 500 hotels over the next 10 years and 1,000 hotels over the next 20 years.

Conversions to the new brand will require distinct brand hallmarks and essential guest experience elements. IHG expects to target around a 25% lower cost per key to convert to the new brand than that for Holiday Inn Express. The brand will be flexible for owners of a broad range of midscale hotels, whilst ensuring each hotel will deliver a consistent high-quality experience. We are excited about attracting a new segment of guests into our portfolio and to IHG One Rewards, and new owner groups who can grow further with us. More than 100 hotels have already expressed definitive interest in the brand.

Other brand highlights in the first half of 2023 included:

Luxury & Lifestyle

We are successfully driving growth and market share in the higher fee per key Luxury & Lifestyle segment. Our six brands in this category have grown to represent 13% of IHG’s system size (479 properties, 123k rooms) and 21% of our pipeline (336 properties, 61k rooms), around twice the size from five years earlier. Luxury & Lifestyle accounted for 26% of signings in the half (15% for Americas, 53% for EMEAA and 16% for Greater China). InterContinental has grown to 215 properties across more than 60 countries, with a pipeline of 93 more that is equivalent to 33% of current system size. Six Senses, Regent and Kimpton each represent IHG’s success at accelerating the growth and internationalisation of these previously acquired brands: Six Senses now has 23 properties open, and eight signings in the half grew its pipeline to 39; Regent has nine properties open, including most recently the Carlton Cannes, one of the world’s most iconic hotels; with two signings in the period for further flagship properties in the US and Saudi Arabia taking its pipeline to 11; Kimpton signed a further nine properties, including its first in Saudi Arabia, and its pipeline is now approaching 50 properties, on top of the 75 currently open. We continue to accelerate the expansion of Hotel Indigo, with 15 signings in the period, including five new countries for the brand; with 145 hotels open, its pipeline is set to double the existing system size. Vignette Collection, our Luxury & Lifestyle conversion brand, signed and opened its first hotel in the US, and now has 25 open and pipeline properties globally.

Premium

Within our Premium category, the combined open and pipeline hotels now stands at 733 (43 Hualuxe, 55 EVEN, 110 voco and 525 Crowne Plaza properties). This category represents 15% of IHG’s current system and 18% of our pipeline. Of particular note in the period were two openings for EVEN in Greater China as it builds its presence in that important market, whilst latest signings in the US reflect the new formats of in-room fitness equipment. Our voco brand continues to rapidly build, with seven openings and 16 signings in the period, including a first resort signing in the Middle East & Africa region. Crowne Plaza saw another strong period with 18 signings, with its pipeline representing growth of almost 30% of its current system size.

Essentials

IHG’s Essentials category includes the leading Holiday Inn Express and the Holiday Inn Hotels & Resorts brands. Holiday Inn Express extended its market-leading scale with the opening of 38 hotels and another 77 signed; now reaching over 3,100 hotels open and a pipeline for a further 640, this represents future system growth of 24%. Holiday Inn opened seven hotels in the period and signed 19, with its pipeline equivalent to 20% of its current system size; recent openings such as Holiday Inn Riyadh The Business District showcase the latest design hallmarks and the brand’s innovative Open Lobby concept. Our avid hotels brand has reached 61 open properties; with a pipeline of 146, this will more than triple today’s existing system size and further demonstrate the strong guest and owner proposition for this new-build midscale brand.

Suites

In our Suites category, Candlewood Suites and Staybridge Suites opened 12 properties and signed 34 more; with nearly 700 open hotels and another 300 in their pipelines, their growth outlook remains very strong. Our newest brand, Atwell Suites, already has two properties open and signed eight more in the half to take its pipeline to 35. The Holiday Inn Club Vacations timeshare company signed a conversion portfolio of four beachfront resorts in Cancun, Mexico to expand on its current 28 and marks the brand’s first properties outside of the US.

Exclusive Partners
The recent addition of our Exclusive Partners category further demonstrates the strengths and attractiveness of IHG’s enterprise platform, particularly in regard to providing brands and hotels with access to our advanced technology and our distribution channels. For IHG, these commercial agreements will drive additional system growth and high-quality fee streams, while providing more choice for our owners, guests and loyalty members. The integration of Iberostar Beachfront Resorts as an Exclusive Partner brand is progressing well. A further 10 properties were added to IHG’s system in the first half of 2023, taking the total to date to 43. Of the up to 70 existing hotels, the remaining 27 require additional approvals from third parties in order to join IHG, which are targeted to occur over the course of the balance of this year and next. Recent integration progress includes guests now earning IHG One Rewards points and receiving on-property loyalty member benefits. Together with progress on other important search and booking capabilities as we fully incorporate these properties onto the IHG enterprise platform and ready our technology systems (such as to fully enable all-inclusive booking functionality), we are building IHG’s capabilities for further potential Exclusive Partner arrangements.

2.
Customer centric in all we do

We are creating seamless and tailored guest experiences that generate increased demand and build loyalty, whilst delivering high returns for our owners. Highlights in the first half of 2023 included:

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Transformation of loyalty programme, IHG One Rewards, now one year on. Our loyalty programme, which has more than 115 million members, is a fundamental success factor of our business and future growth, with over half of room nights driven by loyalty members. Following the launch of our new IHG One Rewards programme a year ago, enrolments in the first half of 2023 are up around 60% on last year. Reward Nights are also up by more than 40% compared to 2019 levels, with these driving positive returns for owners particularly through Reward Night dynamic pricing, which increases demand in lower occupancy periods. More than 1.7 million Milestone Rewards have been chosen since launch; and Food & Beverage (F&B) rewards can be redeemed at more than 2,000 hotels globally.

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Relaunched US co-brand credit cards proving highly attractive to customers. New accounts have increased more than 80% year-on-year in the first half of 2023 and are more than double 2019 levels. There has also been strong double-digit percentage growth in overall card spend, both on a year-on-year basis and versus 2019. Customer satisfaction has been increasing with a strong rise in Net Promoter Scores (NPS), and the share of Reward Nights consumed by cardholders has also increased.

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Attribute up-sell now available in 5,000+ hotels. IHG’s Guest Reservation System (GRS) offers guests more options like bigger rooms and better views, with our previous system investments both enhancing guest choice and enabling IHG owners to generate maximum value from the unique attributes of their inventory. Our direct digital booking channels that provide these up-sell opportunities are seeing around a 1% revenue uplift. The value per up-sell booking is averaging $23 across the estate, reflecting $18 across our Essentials and Suites brands and $44 for Luxury & Lifestyle. Further attributes will continue to be tested and rolled out, as well as other opportunities to capture up-sell, such as via the pre-stay email and app reminders.

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Stay enhancements driving further guest choice and incremental revenue for hotels. As well as up-sell of rooms, our GRS capabilities are also enabling more effective cross-sell of non-room extras – such as F&B credits, lounge access, additional in-room welcome amenities and parking – as part of the redesigned booking flow. Results of testing so far are showing cross-sell conversion of around 2% of eligible guests, with incremental revenue per booking of $26 for Essentials brands and $81 for Luxury & Lifestyle.

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Further improvements in brand resonance and overall guest satisfaction. Our masterbrand campaigns have continued to resonate with key target audiences and support driving more business for our hotel owners. In all our key markets we’ve seen measures for each of awareness, favourability and consideration of our brand rise year-on-year. Global ‘Guest Love’ scores are also up further year-on-year in the latest quarter, and Guest Satisfaction Index (GSI, which measures our outperformance against peers) has maintained its improvements to be consistently trending at a four-year high.

3.
Create digital advantage

Our digital-first approach drives a higher percentage of direct bookings to our hotels, helps meet evolving guest expectations, creates cost efficiencies and delivers data and insights to optimise revenue management decisions. Developments in the first half of 2023 included:

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Strong IHG mobile app performance. Our new mobile app saw the number of downloads, users, bookings and revenue all increase by 40-50% on 2022 levels during the half, building on the success of the many enhancements as part of last year’s relaunch of the app, which included streamlining the booking process, allowing guests to check-in faster and providing IHG One Rewards members with seamless access to managing all aspects of their loyalty benefits. IHG’s digital direct channels have grown to contribute around one quarter of hotel revenue globally, and our mobile channels now account for more than half of all digital bookings.

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Wi-Fi Auto Connect drives further app ‘stickiness’. IHG One Rewards loyalty members can now use a further industry-leading development within the mobile app. Mobile devices are seamlessly and securely connected to the hotel’s Wi-Fi network automatically upon a loyalty member’s arrival at an IHG hotel. This reduces technology friction for millions of loyalty members and drives further uptake and frequency of app usage. This is already rolled-out across more than 5,000 hotels globally.

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Delivering bespoke channel developments in Greater China. Our enhancements to the WeChat channel, including a redesigned user interface, have driven a near 200% increase in revenue generated from this channel and a 32% increase in booking conversions year-over-year.

4.
Care for our people, communities and planet

With hotels in thousands of communities all over the world, our business and brands touch the lives of millions of people every day and are united by a purpose of True Hospitality for Good. Our actions are shaped by a culture of strong governance, clear policies and a series of ambitious commitments for our people, communities and planet set out in our Journey to Tomorrow 2030 responsible business plan, which launched in 2021. We are making substantial investments in systems and capabilities to help IHG and our hotel owners meet these commitments. Recent developments included:

People

Creating a culture where everyone feels valued and able to thrive is a vital part of our ability to continue attracting, developing and retaining a diverse range of talent with different experiences and backgrounds.

In 2023 we launched IHG University, a new gateway for learning to build skills, advance career development and champion best practice. The comprises of four specialist schools:
o
IHG School of Management, created for General Managers and hotel department leaders to support personal development and build leadership capabilities;
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IHG School of Hospitality, focused on delivering learning that empowers frontline colleagues with the confidence to deliver True Hospitality for Good;
o
IHG School of Business Performance, created for corporate colleagues around the world to support professional growth, the expansion of our business and to drive value for our stakeholders; and
o
IHG Owner Learning Solutions, a space for owners looking at ways to maximize their IHG hotel investment.
IHG University has contributed to a significant increase in engagement with learning content across all three of our regions. 97% of all hotels globally are engaging with learning modules and we continue to add new content and expand our learning platform as a valuable resource for colleagues and owners.

Amongst many other initiatives that reflect IHG’s ongoing commitment to diversity in its workplaces, hotels and local communities, in 2023 we have continued to sponsor Pride events through our ‘Out & Open’ LGBTQ+ Employee Resource Group (ERG). This is just one of nearly 30 ERG chapters at IHG, which are voluntary groups that provide platforms for its colleagues and promote workplace diversity across areas including ethnic diversity, gender, disability, wellbeing, veterans, family and early careers.

Communities

IHG is proud to be at the heart of thousands of communities around the world, and as part of delivering our purpose of True Hospitality for Good we focus on making a positive impact through three areas: skills building, disaster relief and tackling food poverty.

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The IHG Skills Academy, our free virtual learning platform, is growing its user base each week and currently has 15,000 participants worldwide.

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Working closely with our long-term partners such as CARE International and the International Federation of Red Cross and Red Crescent Societies (IFRC), IHG has supported colleagues, communities and other charity partners to aid relief efforts following earthquakes in Turkey and Syria, and tropical cyclones in Vanuatu.

Planet

As part of our Journey to Tomorrow sustainability commitments, our 2030 science-based target is to reduce our absolute Scope 1 and 2 Greenhouse Gas (GHG) emissions, and our Scope 3 GHG emissions covering both our Fuel and Energy Related Activities (FERA) and franchise estate, by 46% from the 2019 baseline year. Developments in 2023 include:

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Introducing our next set of Energy Conservation Measures (ECMs) into our Americas estate for Essentials and Suites brands. These include new lighting controls, occupancy-sensing thermostats in guest rooms and PTAC heat pumps.

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We have expanded the availability of an industry-leading renewable energy solution for hotels in markets in the US. Our owners can reduce their greenhouse gas emissions through community solar projects, lower their costs through the credits they receive on their regular electricity bills, and promote to guests that they are powered by clean energy through receiving Renewable Energy Certificates (RECs). IHG has made this available to hotels across Illinois, Maine and Maryland, with plans to expand to more states soon.

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As we work to develop new-build hotels that operate at very low or zero-carbon, our recent signing of the new-build hotel voco Zeal Exeter Science Park is set to become IHG’s first lifecycle net zero carbon hotel in the UK, aligned with the UK Green Building Council’s framework definition of net zero carbon buildings.

Summary of financial performance
INCOME STATEMENT SUMMARY

	6 months ended 30 June
	2023	2022	%
	$m	(re-presented)a $m	change
Revenue
Americas	537	471	14.0
EMEAA	309	239	29.3
Greater China	74	36	105.6
Central	111	94	18.1
	____	____	____
Revenue from reportable segmentsb	1,031	840	22.7

System Fund revenues	749	554	35.2
Reimbursement of costs	446	400	11.5
	_____	_____	_____
Total revenue	2,226	1,794	24.1

Operating profit
Americas	394	351	12.3
EMEAA	89	59	50.8
Greater China	43	5	760.0
Central	(47)	(38)	23.7
	_____	_____	_____
Operating profit from reportable segmentsb	479	377	27.1
Analysed as:
Fee Business excluding central	514	410	25.4
Owned, leased and managed lease	12	5	140.0
Insurance activities	(3)	3	NMc
Central	(44)	(41)	7.3

System Fund result	87	3	NMc
	____	____	____
Operating profit before exceptional items	566	380	48.9
Operating exceptional items	18	(19)	NMc
	____	____	____
Operating profit	584	361	61.8

Net financial expenses	(16)	(69)	(76.8)
Analysed as:
Adjusted interest expenseb	(58)	(64)	(9.4)
System Fund interest	19	3	533.3
Foreign exchange gains/(losses)	23	(8)	NMc

Fair value (losses)/gains on contingent purchase consideration	(1)	7	NMc
	____	____	____
Profit before tax	567	299	89.6

Tax	(108)	(83)	30.1
Analysed as;
Adjusted taxb	(105)	(89)	18.0
Tax attributable to System Fund	(1)	-	NMc
Tax on foreign exchange (gains)/losses	2	1	NMc
Tax on exceptional items	(4)	5	NMc
	____	____	____
Profit for the period	459	216	112.5

Adjusted earningsd	316	224	41.1

Basic weighted average number of ordinary shares (millions)	173	184	(6.0)
	____	____	____
Earnings per ordinary share
Basic	265.3¢	117.4¢	126.0
Adjustedb	182.7¢	121.7¢	50.0

Dividend per share	48.3¢	43.9¢	10.0

Average US dollar to sterling exchange rate	$1: £0.81	$1: £0.77	5.2
a.
Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’
b.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
c.
 Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
d.
 Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.

Revenue
Trading improved significantly in the first quarter of 2023, as the comparative period saw travel impacted by the Omicron variant of Covid-19. The comparatives for the second quarter become subsequently tougher as government-mandated travel restrictions eased across many markets. Leisure demand in the Americas remained strong, supported by improving corporate and group bookings. Trading in the EMEAA region also saw strong improvement and Greater China rebounded significantly through the half following localised travel restrictions lifting from December 2022.

Group comparable RevPARa improved by 33.0% in the first quarter, then grew 17.1% in the second quarter and 24.1% in the half. When compared to the pre-pandemic levels of 2019, Group comparable RevPARa improved by 6.8% in the first quarter, 9.9% in the second quarter and 8.7% in the half.

Our other key driver of revenue, net system size, increased by 4.8% year-on-year to 925.3k rooms, including 16.2k Iberostar Beachfront Resorts properties.

Total revenue increased by $432m (24.1%) to $2,226m, including a $46m increase in cost reimbursement revenue. Revenue from reportable segmentsa increased by $191m (22.7%) to $1,031m, driven by the improved trading conditions. Underlying revenuea increased by $220m to $1,031m, with underlying fee revenuea increasing by $153m. Owned, leased and managed lease revenue increased by $46m.

Operating profit and margin

Operating profit improved by $223m from $361m to $584m, including a $37m net change in operating exceptional items and an $84m increase in the System Fund result from a $3m profit to a $87m profit.

Operating profit from reportable segmentsa increased by $102m (27.1%) to $479m, driven by improved trading conditions. Underlying operating profita increased $110m to $479m.

Fee margina (as re-presented for IFRS 17 ‘Insurance Contracts’) increased by 3.3 percentage points to 58.8%, benefitting from the improvement in trading.

The impact of the movement in average USD exchange rates for the first half of 2022 compared to the first half of 2023 netted to a nil impact on operating profit from reportable segmentsa when calculated as restating 2022 figures at 2023 exchange rates, but negatively impacted operating profit from reportable segmentsa by $5m when applying 2022 rates to 2023 figures. This difference is due to high growth in non-US dollar markets in 2023, meaning that 2023 operating profit from reportable segmentsa would be $5m higher if foreign exchange rates had remained constant with 2022.

If the average exchange rate during July 2023 had existed throughout the first half of 2023, the 2023 operating profit from reportable segments would have been $2m lower.

System Fund

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, reservations and the Group’s loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels in the System.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund’s cash position and the Group’s capacity to invest.

In the six months to 30 June 2023, System Fund revenues increased $195m (35%) to $749m, driven by the continued strength in travel demand combined with strong performance of the IHG One Rewards programme since the relaunch in the first half of last year.

The System Fund result for the six months to 30 June 2023 improved to an $87m profit from a $3m profit, primarily due to the continued strength in travel demand on revenues, partially offset by increased investments in media as well as revenue-driving channels. The result is also impacted by seasonality of spend.

Reimbursement of costs

Cost reimbursement revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the period. In the six months to 30 June 2023, reimbursable revenue increased by $46m (11.5%) to $446m. The increase reflects the improvement in US trading.

a.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Operating exceptional items

Operating exceptional items of $18m relating to the Group’s share of profits of associates and joint ventures. Further information on exceptional items can be found in note 5 to the Interim Financial Statements.

Net financial expenses

Net financial expenses decreased to $16m from $69m, including $31m in foreign exchange gains/losses. Adjusted interesta, which excludes exceptional finance expenses and foreign exchange gains/losses and adds back interest attributable to the System Fund, decreased by $6m to an expense of $58m. The decrease in adjusted interest expensea was primarily driven by increased interest income on deposits.

Financial expenses include $36m (2022: $43m) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $15m (2022: $15m).

Fair value gains on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent. The net loss of $1m (2022: gain of $7m) relates to an adverse movement in the bond rates used in the valuation. The total contingent purchase consideration liability at 30 June 2023 is $66m (31 December 2022: $65m).

Taxation

Adjusted taxa has been calculated by applying a blended effective tax rate of 25% (2022: 28%).  This blended effective rate represents the weighting of the annual tax rates of the Group’s key territories using corporate income tax rates substantively enacted at 30 June 2023 to provide the best estimate for the full financial year.  It is higher than the blended 2023 UK Corporation Tax rate of 23.5% due to higher taxed overseas profits (particularly in the US) and other non-deductible expenses. Included within the tax expense is a non-recurring deferred tax credit of $9m in respect of a law change in the Middle East, which represents a 2% benefit to the effective tax rate for the six months ended 30 June 2023. Taxation within exceptional items totalled a charge of $4m (2022: credit of $5m) and relates to the tax impacts of the operating exceptional items. Tax paid totalled $122m (2022: $124m). Further information on tax can be found in note 6 to the Interim Financial Statements.

Earnings per share

The Group’s basic earnings per ordinary share is 265.3¢ (2022: 117.4¢) benefitting from the reduced number of shares as a result of the buyback programmes in 2022 and 2023. Adjusted earnings per ordinary sharea increased by 61.0¢ to 182.7¢.

Dividends and shareholder returns

With the improvement in profitability in the first half of 2023, our net debt:adjusted EBITDA ratio reduced to 2.28x at 30 June 2023. The Board is therefore declaring an interim dividend of 48.3¢, which represents growth of 10% on the 43.9¢ interim dividend paid in 2022.

The ex-dividend date is Thursday 31 August 2023 and the Record date is Friday 1 September 2023. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Thursday 14 September 2023, calculated based on the average of the market exchange rates for the three working days commencing 11 September 2023. The dividend will be paid on Thursday 5 October, resulting in a cash outflow of around $80m. This will result in total dividends paid to shareholders in 2023 amounting to approximately $250m.

In August 2022 the Board approved a $500m share buyback programme that commenced on 9 August 2022 and completed in January 2023.  In February 2023 the Board approved a further $750m share buyback programme, to be completed during 2023. In the six months to 30 June 2023, 5.4m shares were repurchased for total consideration of $372m (including transaction costs) of which $38m relates to the completion of the 2022 programme and $334m to the 2023 programme.

a.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDAa reconciliation	6 months ended 30 June
	2023	2022
	$m	$m

Cash flow from operations	453	336
Cash flows relating to exceptional items	-	15
Impairment loss on financial assets	(2)	(5)
Other non-cash adjustments to operating profit	(29)	(34)
System Fund result	(87)	(3)
System Fund depreciation and amortisation	(43)	(42)
Other non-cash adjustments to System Fund result	(10)	(13)
Working capital and other adjustments	167	124
Capital expenditure: contract acquisition costs (key money), net of repayments	64	35
	________	________
Adjusted EBITDAa	513	413

CASH FLOW SUMMARY	6 months ended 30 June
	2023	2022	$m
	$m	$m	change

Adjusted EBITDAa	513	413	100

Working capital and other adjustments	(167)	(124)
Impairment loss on financial assets	2	5
Other non-cash adjustments to operating profit	29	34
System Fund result	87	3
Non-cash adjustments to System Fund result	53	55
Capital expenditure: contract acquisition costs (key money), net of repayments	(64)	(35)
Capital expenditure: maintenance	(16)	(15)
Cash flows relating to exceptional items	-	(15)
Net interest paid	(16)	(37)
Tax paid	(122)	(124)
Principal element of lease payments	(15)	(18)
Purchase of own shares by employee share trusts	(7)	-
	____	____	____
Adjusted free cash flowa	277	142	135

Capital expenditure: gross recyclable investments	(8)	(1)
Capital expenditure: gross System Fund capital investments	(19)	(18)
Disposals and repayments, including other financial assets	-	7
Repurchase of shares, including transaction costs	(372)	-
Dividends paid to shareholders	(166)	(154)
	____	____	____
Net cash flow before other net debt movements	(288)	(24)	(264)

Add back principal element of lease repayments	15	18
Exchange and other non-cash adjustments	(146)	169
	____	____	____
(Increase)/decrease in net debta	(419)	163	(582)
Net debt at beginning of the period	(1,851)	(1,881)
Net debt at end of the period	(2,270)	(1,718)	(552)
	______	______	____
a.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Cash flow from operations

For the six months ended 30 June 2023, cash flow from operations was $453m, an increase of $117m on the comparable period, primarily reflecting the increase in operating profit.

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital of the Group.

Adjusted free cash flowa

Adjusted free cash flowa was an inflow of $277m, an increase of $135m on the six months to June 2022. Adjusted EBITDAa increased by $100m, the System Fund reported profit increased by $84m due to improved trading, and net interest paid decreased by $21m primarily due to an increase in interest received of $13m. These were partly offset by a $43m increase in working capital and other adjustments cash outflow and an increase in contract acquisition (key money) costs net of repayments of $29m. Working capital and other adjustments includes $115m of cash inflow related to deferred revenue, driven primarily by the loyalty programme.

Net and gross capital expenditure

Net capital expenditurea was $65m (2022: $22m) and gross capital expenditurea was $113m (2022: $72m). Gross capital expenditurea comprised: $86m maintenance capex and key money; $8m gross recyclable investments; and $19m System Fund capital investments. Net capital expenditurea includes the offset from $6m key money repayments and $42m System Fund depreciation and amortisation.

Net debta

At 30 June 2023, net debta was $2,270m (31 December 2022: $1,851m), including adverse net foreign exchange of $112m driven by translation of the Group’s sterling bond debt. There were $538m of payments related to ordinary dividends and the share buyback programmes.

Sources of liquidity

As at 30 June 2023, the Group had total liquidity of $1,970m (31 December 2022: $2,224m), comprising $1,350m of undrawn bank facilities and $620m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2022 is primarily due to the overall net cash outflow before other net debt movements of $288m.

The Group currently has $2,443m of sterling and euro bonds outstanding. The bonds mature in October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m). There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m. The Group currently has a senior unsecured long-term credit rating of BBB from Standard and Poor’s.

The Group is further financed by a $1.35bn syndicated bank revolving credit facility (RCF). A one-year extension option was exercised during the period and the facility now matures in 2028. There is a one-year extension option remaining at the lenders discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. At 30 June 2023 the leverage ratio was 2.30 and the interest cover ratio was 11.32. See note 10 to the Interim Financial Statements for further information. The RCF was undrawn at 30 June 2023.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management’s opinion that the available facilities are sufficient for the Group’s present liquidity requirements.

a.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Additional revenue, global system size and pipeline analysis

Disaggregation of total gross revenue in IHG’s System

Total gross revenuea provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed hotels and from owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	6 months ended 30 June

	2023	2022	%
	$bn	$bn	Changeb
Analysed by brand

InterContinental	2.4	1.7	40.6
Kimpton	0.7	0.6	15.7
Hotel Indigo	0.4	0.3	34.0
Crowne Plaza	1.8	1.3	33.8
Holiday Inn Express	4.4	3.8	15.3
Holiday Inn	2.9	2.3	23.0
Staybridge Suites	0.6	0.6	9.2
Candlewood Suites	0.4	0.4	5.8
Otherc	1.6	0.7	131.4
	____	____	____
Total	15.2	11.7	29.0
	____	____	____

Analysed by ownership type
Fee businessd (revenue not attributable to IHG)	15.0	11.5	29.1
Owned, leased and managed lease (revenue recognised in Group income statement)	0.2	0.2	25.0
	____	____	____
Total	15.2	11.7	29.0
	____	____	____

  Total gross revenue in IHG’s system increased by 29.0% (31.0% increase at constant currency) to $15.2bn, driven by the improvement in trading conditions in many markets along with growth in the number of hotels in our system.

a.
Definitions for the key performance measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Year-on-year percentage movement calculated from source figures.
c.
Includes Holiday Inn Club Vacations.
d.
Includes exclusive partner hotels.

RevPARa movement summary at constant exchange rates (CER)

	Half Year 2023 vs 2022			Half Year 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	24.1%	7.4%	8.9%pts	8.7%	10.9%	(1.3)%pts
Americas	11.2%	6.1%	3.1%pts	11.8%	11.6%	0.1%pts
EMEAA	41.6%	16.1%	12.2%pts	12.5%	19.4%	(4.2)%pts
G. China	93.7%	21.7%	21.8%pts	(3.8)%	(3.8)%	0.0%pts

	Q2 2023 vs 2022			Q2 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	17.1%	5.4%	7.0%pts	9.9%	12.2%	(1.5)%pts
Americas	5.8%	4.1%	1.2%pts	12.1%	12.8%	(0.5)%pts
EMEAA	27.3%	14.5%	7.1%pts	15.0%	21.0%	(3.7)%pts
G. China	109.5%	27.4%	24.8%pts	(0.5)%	(1.3)%	0.5%pts

RevPARa movement at CER vs actual exchange rates (AER)

	Half Year 2023 vs 2022			Half Year 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	24.1%	22.6%	(1.5)%pts	8.7%	6.2%	(2.6)%pts
Americas	11.2%	11.2%	0.0%pts	11.8%	11.4%	(0.4)%pts
EMEAA	41.6%	37.2%	(4.4)%pts	12.5%	5.2%	(7.3)%pts
G. China	93.7%	81.9%	(11.8)%pts	(3.8)%	(5.4)%	(1.6)%pts

	Q2 2023 vs 2022			Q2 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	17.1%	16.4%	(0.7)%pts	9.9%	7.6%	(2.3)%pts
Americas	5.8%	5.8%	0.0%pts	12.1%	11.8%	(0.3)%pts
EMEAA	27.3%	25.8%	(1.5)%pts	15.0%	8.2%	(6.8)%pts
G. China	109.5%	99.1%	(10.4)%pts	(0.5)%	(2.8)%	(2.3)%pts

Monthly RevPARa (CER)

2023 vs 2022	Jan	Feb	Mar	Apr	May	Jun
Group	40.8%	33.5%	27.2%	21.7%	17.0%	13.3%
Americas	24.5%	18.3%	13.8%	5.9%	6.9%	4.7%
EMEAA	84.0%	71.9%	44.5%	36.7%	24.2%	22.7%
G. China	53.3%	54.2%	125.2%	171.4%	106.9%	68.4%

2023 vs 2019	Jan	Feb	Mar	Apr	May	Jun
Group	4.2%	6.7%	9.2%	9.5%	9.3%	10.9%
Americas	8.8%	11.0%	13.1%	11.5%	11.8%	13.0%
EMEAA	8.2%	7.7%	13.0%	12.6%	15.6%	16.7%
G. China	(16.6)%	(3.8)%	(6.6)%	5.0%	(6.4)%	(0.1)%

a.
RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 June 2023 and includes hotels that have traded in all months in both the current and the prior year. This same group of hotels is also used to compare RevPAR performance for 2023 vs 2019. The principle exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See ‘Use of key performance measures and non-GAAP measures’ section for further information on the definition of RevPAR.

	Hotels		Rooms

Global hotel and room count		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	23	4	1,605	239
Regent	9	-	2,921	(107)
InterContinental	215	8	71,487	1,681
Vignette Collection	4	1	934	355
Kimpton	75	(1)	13,116	(192)
Hotel Indigo	145	2	18,916	462
voco	52	7	14,221	3,797
HUALUXE	20	(1)	5,604	(379)
Crowne Plaza	400	(3)	109,495	(924)
EVEN Hotels	24	2	3,535	355
Holiday Inn Express	3,115	24	330,095	3,193
Holiday Inn	1,193	(5)	214,491	(1,068)
avid hotels	61	2	5,535	182
Atwell Suites	2	-	186	-
Staybridge Suites	319	5	34,791	830
Holiday Inn Club Vacations	28	-	8,822	-
Candlewood Suites	371	3	33,066	313
Iberostar Beachfront Resorts	43	10	16,176	3,774
Othera	128	5	40,324	1,182
	_____	_____	_____	_____
Total	6,227	63	925,320	13,693
	_____	____	_______	______
Analysed by ownership type
Franchisedb	5,245	43	664,342	7,911
Managed	965	19	256,746	5,769
Owned, leased and managed lease	17	1	4,232	13
	_____	_____	_______	______
Total	6,227	63	925,320	13,693
	_____	____	_______	______

a.
Includes nine open hotels that will be re-branded to voco and three open hotels that will be re-branded to Vignette Collection.
b.
Includes exclusive partner hotels.

	Hotels		Rooms

Global Pipeline		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	39	1	2,835	204
Regent	11	1	2,340	30
InterContinental	93	3	23,328	747
Vignette Collection	18	11	2,149	1,549
Kimpton	47	6	9,250	807
Hotel Indigo	128	9	20,621	770
voco	49	10	8,768	(1,461)
HUALUXE	23	2	5,850	500
Crowne Plaza	125	14	32,200	3,250
EVEN Hotels	31	-	5,304	25
Holiday Inn Express	640	23	79,283	2,548
Holiday Inn	227	(2)	43,705	(385)
avid hotels	146	1	12,434	49
Atwell Suites	35	5	3,507	506
Staybridge Suites	162	-	17,792	(203)
Holiday Inn Club Vacations	4	3	1,536	1,384
Candlewood Suites	138	14	11,384	1,116
Iberostar Beachfront Resorts	5	(10)	2,240	(3,825)
Other	10	(19)	1,702	(2,851)
	_____	____	_______	_____
Total	1,931	72	286,228	4,760
	_____	____	_______	_____
Analysed by ownership type
Franchiseda	1,373	60	167,810	4,499
Managed	557	12	118,263	261
Owned, leased and managed lease	1	-	155	-
	_____	____	_______	_____
Total	1,931	72	286,228	4,760
	_____	____	_______	_____

a.
Includes exclusive partner hotels.

Regional performance reviews, system size and pipeline analysis

AMERICAS	6 months ended 30 June
Americas Results
	2023	2022	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	463	413	12.1
Owned, leased and managed lease	74	58	27.6
	____	____	____
Total	537	471	14.0
	____	____	____
Operating profit from the reportable segmenta
Fee business	379	342	10.8
Owned, leased and managed lease	15	9	66.7
	____	____	____
	394	351	12.3
Operating exceptional items	18	-	NMb
	____	____	____
Operating profit	412	351	17.4
	____	____	____
Americas Comparable RevPARa movement on previous year		6 months ended 30 June 2023
Fee business
	InterContinental	18.4%
	Kimpton	15.8%
	Hotel Indigo	9.3%
	Crowne Plaza	14.9%
	EVEN Hotels	13.2%
	Holiday Inn Express	10.2%
	Holiday Inn	11.8%
	avid hotels	14.1%
	Staybridge Suites	9.4%
	Candlewood Suites	4.9%
	All brands	11.1%
Owned, leased and managed lease
	All brands	30.0%

H1 Comparable RevPARa was up +11% vs 2022 (up +11.8% vs 2019). Trading in the first quarter of 2022 saw travel volumes impacted as a result of the Omicron variant of Covid-19, with comparatives becoming subsequently tougher. Q2 RevPARa was up +6% vs 2022 (up +12.1% vs 2019), with occupancy of 72% up +1.2%pts and rate +4.1% higher. US Q2 RevPARa was up +4.4%. Leisure demand remained buoyant and there was further return of business and group travel.

Revenue from the reportable segmenta increased by $66m (+14%) to $537m. Operating profit increased by $61m to $412m, driven by the increase in revenue, together with an exceptional income of $18m recorded in the first half of 2023 (further information on exceptional items can be found in note 5 to the Interim Financial Statements). Operating profit from the reportable segmenta increased by $43m (+12%) to $394m (an increase of $50m or +15% vs 2019).

Fee business revenuea increased by $50m (+12%) to $463m, with comparable RevPARa up +11%. Fee business operating profita increased by $37m (+11%) to $379m, driven by the improvement in trading. Fee margina was 81.9%, compared to 82.8% in 2022 and 77.3% in 2019; the year-on-year reduction reflects filling vacant roles, cost investment in growth initiatives and the non-repeat of payroll tax credits that were received in 2022. There were $7m of incentive management fees earned (2022: $7m; 2019: $7m).

Owned, leased and managed lease revenue increased by $16m to $74m, with comparable RevPARa up +30%, leading to an owned, leased and managed leased operating profit of $15m compared to $9m in the comparable period.

a.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

Americas hotel and room count		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	1	10	10
InterContinental	43	1	15,694	153
Vignette Collection	1	1	355	355
Kimpton	61	(1)	10,412	(192)
Hotel Indigo	73	-	9,732	(15)
voco	8	-	923	-
Crowne Plaza	108	(2)	27,590	(744)
EVEN Hotels	19	-	2,744	1
Holiday Inn Express	2,484	12	226,612	1,528
Holiday Inn	690	(6)	112,422	(945)
avid hotels	61	2	5,535	182
Atwell Suites	2	-	186	-
Staybridge Suites	299	3	31,347	318
Holiday Inn Club Vacations	28	-	8,822	-
Candlewood Suites	371	3	33,066	313
Iberostar Beachfront Resorts	23	-	9,027	-
Othera	102	4	21,859	(124)
	_____	____	_______	______
Total	4,374	18	516,336	840
	_____	____	_______	______
Analysed by ownership type
Franchisedb	4,198	13	479,529	1,081
Managed	172	4	35,470	(251)
Owned, leased and managed lease	4	1	1,337	10
	_____	____	_______	______
Total	4,374	18	516,336	840
	_____	____	_______	______

a.
Includes five open hotels that will be re-branded to voco.
b.
Includes exclusive partner hotels.

	Hotels		Rooms

Americas Pipeline		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	6	-	364	41
Regent	1	1	180	180
InterContinental	11	1	2,414	11
Vignette Collection	2	-	175	-
Kimpton	26	2	4,709	126
Hotel Indigo	29	3	3,981	334
voco	9	5	1,178	431
Crowne Plaza	8	1	1,548	230
EVEN Hotels	11	1	1,326	155
Holiday Inn Express	356	16	34,017	1,125
Holiday Inn	66	1	8,033	63
avid hotels	146	1	12,434	49
Atwell Suites	35	5	3,507	506
Staybridge Suites	145	3	15,317	394
Holiday Inn Club Vacations	4	3	1,536	1,384
Candlewood Suites	138	14	11,384	1,116
Iberostar Beachfront Resorts	5	-	2,240	(151)
Other	10	(3)	1,702	(268)
	____	____	______	______
Total	1,008	54	106,045	5,726
	____	____	______	______
Analysed by ownership type
Franchiseda	967	51	99,481	5,223
Managed	41	3	6,564	503
	____	____	______	______
Total	1,008	54	106,045	5,726
	____	____	______	______

a.
Includes exclusive partner hotels.

Gross system size growth was +4.1% year-on-year. We opened 4.2k rooms (43 hotels) during the first half. Openings included 20 hotels across the Holiday Inn Brand Family, with a new dual-branded Holiday Inn and Staybridge Suites property at O'Hare Airport, Chicago, and nine other properties across the Staybridge Suites and Candlewood Suites brands. Two avid hotels opened, including the 60th at Atlanta Conyers, Georgia, with a further 20 currently under construction. Other notable openings across Luxury & Lifestyle include the first Vignette Collection property for the region, Kimpton The Forum in Charlottesville, InterContinental Dominica Cabrits Resort & Spa, and Hotel Indigo Panama City, Florida. There were 3.3k rooms (25 hotels) removed in the first half, taking the removal rate to 1.1% over the last 12 months.

Net system size grew +3.0% year-on-year. Excluding the Iberostar Beachfront Resorts properties that have been added to the system, net growth would have been +1.2%.

There were 13.3k rooms (126 hotels) signed during the first half, including 7.9k rooms (72 hotels) during Q2. During the half year there were 50 hotel signings across Holiday Inn and Holiday Inn Express, and a conversion portfolio of four beachfront resorts in Mexico added by Holiday Inn Club Vacations which marks the first for the brand outside of the US. There were 41 signings across our other Suites brands, including eight for Atwell Suites. Six signings for avid hotels included further examples of dual-branded properties with Candlewood Suites. Across our Luxury & Lifestyle brands, 18 properties were signed, including the first destination in the Americas for the Regent brand at Santa Monica Beach, an InterContinental in Ecuador and three further Kimpton properties.

The pipeline stands at 106.0k rooms (1,008 hotels), which represents 21% of the current system size in the region.

EMEAA

	6 months ended 30 June
EMEAA results
	2023	2022	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	161	121	33.1
Owned, leased and managed lease	148	118	25.4
	____	____	____
Total	309	239	29.3
	____	____	____
Operating profit/(loss) from the reportable segmenta
Fee business	92	63	46.0
Owned, leased and managed lease	(3)	(4)	(25.0)
	____	____	____
	89	59	50.8
Operating exceptional items	-	(19)	NMb
	____	____	____
Operating profit	89	40	122.5
	____	____	____

EMEAA comparable RevPARa movement on previous year	6 months ended 30 June 2023
Fee business
Six Senses	32.7%
Regent	18.2%
InterContinental	48.3%
Kimpton	87.4%
Hotel Indigo	44.6%
voco	29.7%
Crowne Plaza	38.1%
Holiday Inn Express	39.5%
Holiday Inn	39.6%
Staybridge Suites	17.8%
All brands	41.3%

Owned, leased and managed lease
All brands	53.1%

H1 Comparable RevPARa was up +42% vs 2022 (up +12.5% vs 2019). Leisure and business transient were strongest, with corporate bookings and group activity picking up pace as the post Covid-19 recovery continued. Q2 RevPARa was up +27% vs 2022 (up +15.0% vs 2019), with occupancy of 71% up +7.1%pts and rate +14.5% higher. The UK, which saw one of the earlier easing of restrictions, was up +18% in Q2, with strong improvements in London leading to RevPARa up +22% while the provinces were up +16%. Elsewhere, the variances in performance largely reflected the timing of recovery following the easing of travel restrictions, with Q2 RevPARa up +4% in Australia, +18% in the Middle East, +27% in Continental Europe, +55% in South East Asia & Korea and +82% in Japan.

Revenue from the reportable segmenta increased by $70m (+29%) to $309m. Operating profit increased by $49m to $89m, driven by the improved trading, together with the non-recurrence of the $19m of operating exceptional charges relating to ceasing all operations in Russia in the comparable period. Operating profit from the reportable segmenta increased by $30m (+51%) to $89m (an increase of $1m vs 2019).

Fee business revenuea increased by $40m (+33%) to $161m, with comparable RevPARa up +41%. Fee business operating profita increased by $29m (+46%) to $92m, driven by the improvement in trading. Fee margina was 57.1%, compared to 49.1% in 2022 and 57.8% in 2019. There were $43m of incentive management fees earned (2022: $25m; 2019: $41m).

Owned, leased and managed lease revenue increased by $30m to $148m. As the trading challenges on this largely urban-centred portfolio have started to ease, the operating loss has begun to decrease with a $3m loss recorded in the latest period compared to a $4m loss in the first half of last year (or a $6m loss in the comparable period when excluding the results of three UK portfolio hotels and one InterContinental hotel that were disposed of during 2022).

a.
Definitions for non-GAAP measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

EMEAA hotel and room count		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	21	3	1,465	229
Regent	4	-	1,005	(108)
InterContinental	116	5	33,708	847
Vignette Collection	3	-	579	-
Kimpton	12	-	2,397	-
Hotel Indigo	52	1	6,033	300
voco	34	5	11,301	3,375
Crowne Plaza	177	(5)	42,810	(1,132)
Holiday Inn Express	344	3	50,459	584
Holiday Inn	374	-	67,583	(284)
Staybridge Suites	20	2	3,444	512
Iberostar Beachfront Resorts	20	10	7,149	3,774
Othera	18	2	11,310	1,482
	_____	____	_______	______
Total	1,195	26	239,243	9,579
	_____	____	_______	______
Analysed by ownership type
Franchisedb	815	13	135,941	4,025
Managed	367	13	100,407	5,551
Owned, leased and managed lease	13	-	2,895	3
	_____	____	_______	______
Total	1,195	26	239,243	9,579
	_____	____	_______	______

a.
Includes three open hotels that will be re-branded to voco and three open hotels that will be re-branded to Vignette Collection.
b.
Includes exclusive partner hotels.

	Hotels		Rooms

EMEAA Pipeline		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	29	1	2,238	163
Regent	6	-	1,218	(150)
InterContinental	51	-	12,009	213
Vignette Collection	15	10	1,702	1,277
Kimpton	11	3	1,932	398
Hotel Indigo	52	6	8,537	493
voco	36	4	6,627	(2,200)
Crowne Plaza	45	5	11,023	646
Holiday Inn Express	85	(3)	13,141	(58)
Holiday Inn	81	(3)	16,259	(177)
Staybridge Suites	17	(3)	2,475	(597)
Iberostar Beachfront Resorts	-	(10)	-	(3,674)
Other	-	(16)	-	(2,583)
	____	____	______	_____
Total	428	(6)	77,161	(6,249)
	____	____	______	_____
Analysed by ownership type
Franchiseda	157	(7)	23,107	(3,581)
Managed	270	1	53,899	(2,668)
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	428	(6)	77,161	(6,249)
	____	____	______	_____

a.
Includes exclusive partner hotels.

Gross system size growth was +9.8% year-on-year. We opened 12.4k rooms (40 hotels) during the first half. These included ten further Iberostar Beachfront Resorts that were added as part of the long-term commercial agreement, and ten openings across the Holiday Inn Brand Family. There were five voco properties, and in a particularly strong period of openings for the InterContinental brand, there were five that included the InterContinental Rome Ambasciatori Palace in Rome, Italy. Six Senses Rome also opened in the period, as did Six Senses Crans Montana, Switzerland. Our first hotel in Japan for the Vignette Collection brand joined our system. There were 2.8k rooms (14 hotels) removed in the first half, taking the removal rate to 2.1% over the last 12 months.

Net system size grew +7.7% year-on-year. Excluding the Iberostar Beachfront Resorts properties that have been added to the system, net growth would have been +4.5%.

There were 10.0k rooms (57 hotels) signed during the first half, including 4.8k rooms (31 hotels) during Q2. During the half there were 15 signings across the Holiday Inn Brand Family. As we look to rapidly expand in Saudi Arabia, the signing of Regent Jeddah Corniche will be an important first for the brand in the Middle East region and follows the recent flagship opening for the brand with the Regent Carlton Cannes, France. There were eight voco and seven Vignette Collection signings, which along with those for other brands saw conversions represent around 40% of signings for the period. In addition to Regent and Vignette, a very strong period of signings for our Luxury & Lifestyle brands included three Six Senses, four Kimpton, five InterContinental and eight Hotel Indigo properties.

The pipeline stands at 77.2k rooms (428 hotels), which represents 32% of the current system size in the region.

GREATER CHINA

	6 months ended 30 June

Greater China results	2023	2022	%
	$m	$m	change

Revenue from the reportable segmenta
Fee business	74	36	105.6
	____	____	____
Total	74	36	105.6
	____	____	____
Operating profit from the reportable segmenta
Fee business	43	5	760.0
	____	____	____
Operating profit	43	5	760.0
	____	____	____

Greater China comparable RevPARa movement on previous year	6 months ended 30 June 2023

Fee business
Regent	140.5%
InterContinental	123.3%
Hotel Indigo	142.3%
HUALUXE	124.2%
Crowne Plaza	92.0%
Holiday Inn Express	70.7%
Holiday Inn	66.2%
All brands	93.7%

H1 Comparable RevPARa was +94% vs 2022 (down (3.8)% vs 2019), reflecting an excellent rebound in demand since the lifting of travel restrictions in December 2022, with Q2 RevPARa down just (0.5)% vs 2019. Q2 RevPARa was up +110% vs 2022, with occupancy of 63% up +25%pts and rate +27% higher reflecting the sharp improvements in trading compared to the April to June period last year. The Q2 RevPARa being down marginally vs 2019 included Tier 1 cities still down (11)%, reflecting the delayed return of international inbound demand, whilst Tier 2-4 cities, which are more weighted to domestic and leisure demand, saw RevPARa fully recover to be ahead of 2019 levels.

Revenue from the reportable segmenta increased by $38m (+106%) to $74m. Driven by the improvement in trading, operating profit also increased by $38m to $43m (an increase of $7m vs 2019). Fee margina was 58.1%, compared to 13.9% in 2022 and 54.5% in 2019. There were $23m of incentive management fees earned (2022: $5m; 2019: $24m).

a.
Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

	Hotels		Rooms

Greater China hotel and room count		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	130	-
Regent	5	-	1,916	1
InterContinental	56	2	22,085	681
Kimpton	2	-	307	-
Hotel Indigo	20	1	3,151	177
voco	10	2	1,997	422
HUALUXE	20	(1)	5,604	(379)
Crowne Plaza	115	4	39,095	952
EVEN Hotels	5	2	791	354
Holiday Inn Express	287	9	53,024	1,081
Holiday Inn	129	1	34,486	161
Othera	8	(1)	7,155	(176)
	____	____	_______	_____
Total	658	19	169,741	3,274
	____	____	_______	_____
Analysed by ownership type
Franchised	232	17	48,872	2,805
Managed	426	2	120,869	469
	____	____	_______	_____
Total	658	19	169,741	3,274
	____	____	_______	_____

a.
Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms

Greater China Pipeline		Change over		Change over
	2023	2022	2023	2022
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	4	-	233	-
Regent	4	-	942	-
InterContinental	31	2	8,905	523
Vignette Collection	1	1	272	272
Kimpton	10	1	2,609	283
Hotel Indigo	47	-	8,103	(57)
voco	4	1	963	308
HUALUXE	23	2	5,850	500
Crowne Plaza	72	8	19,629	2,374
EVEN Hotels	20	(1)	3,978	(130)
Holiday Inn Express	199	10	32,125	1,481
Holiday Inn	80	-	19,413	(271)
Other	-	-	-	-
	____	____	______	_____
Total	495	24	103,022	5,283
	____	____	______	_____
Analysed by ownership type
Franchised	249	16	45,222	2,857
Managed	246	8	57,800	2,426
	____	____	______	_____
Total	495	24	103,022	5,283
	____	____	______	_____

Gross system size growth was +8.3% year-on-year. The Covid-19 related restrictions in 2022 that also impacted the ability for new hotels to open have now been lifted, which enabled an increase in the number of openings to 4.5k rooms (25 hotels) during the first half. There were 15 for the Holiday Inn Brand Family, including the Holiday Inn Express Shanghai Pudong Airport, and four Crowne Plaza properties taking the brand’s total to 115 hotels. Two openings for voco are further expanding the brand in the region, including voco Guangzhou Shifu, a conversion that was both signed and opened in the period, and two InterContinental openings, including InterContinental Shenzhen World Exhibition & Convention Center. There were 1.2k rooms (six hotels) removed in the first half, taking the removal rate to 1.9% over the last 12 months. Net system size growth was +6.4% year-on-year.

During the first half, 10.9k rooms (56 hotels) were signed, including 5.0k rooms (28 hotels) during Q2. Signings in the half included 29 for Holiday Inn Express and 12 for Crowne Plaza, growing their pipelines to 199 and 72, respectively. Notable signings included Holiday Inn Express Shenzhen Futian Center, a conversion deal for Crowne Plaza Hangzhou Linping, and a Holiday Inn Resort property at Wuyi Mountain Water Village, part of the first national parks and one of China's four UNESCO world cultural and natural heritage sites. There were also three InterContinental signings, including Zhengzhou Zhengdong and Haikou West Coast; our six Luxury & Lifestyle brands grew to represent 20% of both the existing system size and the pipeline in the region.

The pipeline stands at 103.0k rooms (495 hotels), which represents 61% of the current system size in the region.

CENTRAL

	6 months ended 30 June

	2023	2022	%
Central results	$m	$m	change

Revenue	111	94	18.1
Gross costs	(158)	(132)	19.7
	____	____	____
Operating loss	(47)	(38)	23.7
	____	____	____

Central revenue, which is mainly comprised of technology fee income, increased by $17m (+18%) to $111m, driven by IHG System size growth of +4.8%.

Gross costs increased by $26m (+20%) year-on-year, driven by integration costs relating to Iberostar Beachfront Resorts properties as well as investment in the business, including areas such as commercial and technology.

The resulting $47m operating loss was an increase of $9m (+24%).

Use of key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Interim Financial Statements (IFRS measures), the Business Review presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view, these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Interim Financial Statements.

Global revenue per available room (RevPAR) growth

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG’s System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG’s System

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

●	Total rooms revenue from franchised hotels;
●
Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and

●	Total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures

Revenue and operating profit from (1) fee business, (2) owned, leased and managed lease hotels, and (3) insurance activities are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 3 to the Interim Financial Statements. Insurance activities are not a core part of the Group’s trading operations. These measures are presented for each of the Group’s regions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

●
System Fund – the Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes such as use in marketing, the Guest Reservation System and loyalty programme.

●
Revenues related to the reimbursement of costs – there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

●
Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the Financial Statements.

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

●	Underlying revenue;
●	Underlying operating profit;
●	Underlying fee revenue; and
●	Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit

These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit from insurance activities, revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue growth

Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned, leased and managed lease hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s System size.

Adjusted interest

Adjusted interest is presented before exceptional items and excludes foreign exchange gains/losses primarily related to the Group’s internal funding structure and the following items of interest which are recorded within the System Fund:

●	Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
●	Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group’s revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and fair value gains/losses on contingent consideration and exceptional items also vary year-on-year. These can impact the current year’s tax charge. The System Fund (including interest) is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge. A reconciliation of the tax charge and tax rate as recorded in the Group income statement, to adjusted tax and the adjusted tax rate can be found in note 6 to the Interim Financial Statements.

The adjusted tax definition has been amended from 2023 to align to the adjustments made to adjusted earnings per share and avoid potential confusion between measures. Fair value gains/losses on contingent consideration and interest attributable to the System Fund are therefore now excluded from the calculation of adjusted tax. The measure has been restated for prior years to show consistent presentation.

Adjusted earnings per ordinary share

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt

Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Interim Financial Statements.

Adjusted EBITDA

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group’s banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 10 to the Interim Financial Statements.

Gross capital expenditure, net capital expenditure, adjusted free cash flow

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect the Group’s future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure

Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable or System Fund. This disaggregation provides useful information as it enables users to distinguish between:

●	System Fund capital investments which are strategic investments to drive growth at hotel level;
●
Recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group’s brands and expansion in priority markets; and

●	Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure

Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy.

Adjusted free cash flow

Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Changes in definitions to the 2022 Annual Report and Accounts

The following definitions have been amended:

●
The definition and calculation of Total Gross Revenue has been amended to include revenue from exclusive partner hotels, as this revenue reflects the value that IHG generates for its exclusive partner hotels. The value of Total Gross Revenue is unchanged in comparative years.

●
Revenue and operating profit measures have been amended to separate revenue and related costs from insurance activities from fee business revenue and costs. This is a required change due to the adoption of IFRS 17 ‘Insurance Contracts’, which requires insurance related revenue and costs to be disclosed separately from fee revenues. Underlying fee revenue and operating profit measures have also been amended. Comparative periods have been restated for this change.

●
The definition and reconciliation of fee margin has been amended to remove the exclusion of insurance captive revenues and costs, as insurance related revenues and costs are no longer included as part of fee business (see above). Comparative periods have been restated for this change.

●
The adjusted tax definition has been amended to align to the adjustments made to adjusted earnings per share to avoid potential confusion between measures. Fair value gains/losses on contingent consideration and System Fund interest are therefore now excluded from the calculation of adjusted tax. The measure has been restated for prior years to show consistent presentation.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 6 months ended 30 June

Reportable segments	Revenue			Operating profit

	2023	2022 Re-presentedb	%	2023	2022 Re-presentedb	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,226	1,794	24.1	584	361	61.8
System Fund	(749)	(554)	35.2	(87)	(3)	NMa
Reimbursement of costs	(446)	(400)	11.5	-	-	-
Operating exceptional items	-	-	-	(18)	19	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	1,031	840	22.7	479	377	27.1

Reportable segments analysed as:
Fee business	799	659	21.2	470	369	27.4
Owned, leased and managed lease	222	176	26.1	12	5	140.0
Insurance activities	10	5	100.0	(3)	3	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	1,031	840	22.7	479	377	27.1

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.
Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’.

Underlying revenue and underlying operating profit

	Revenue			Operating profit

	2023	2022	%	2023	2022	%
		Re-presentedb			Re-presentedb
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	1,031	840	22.7	479	377	27.1
Significant liquidated damagesc	-	(7)	NMa	-	(7)	NMa
Owned and leased asset disposalsd	-	(12)	NMa	-	(2)	NMa
Currency impact	-	(10)	NMa	-	1	NMa
	____	____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,031	811	27.1	479	369	29.8

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.
Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’.
c.
$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.
d.
The results of three UK portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) to determine underlying growth.

Underlying fee revenue and underlying fee operating profit

	Revenue			Operating profit

	2023	2022 Re-presentedb	%	2023	2022 Re-presentedb	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	799	659	21.2	470	369	27.4
Significant liquidated damagesc	-	(7)	NMa	-	(7)	NMa
Currency impact	-	(6)	NMa	-	-	NMa
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	799	646	23.7	470	362	29.8

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.
Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’.
c.
$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

Americas

	Revenue			Operating profita

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	537	471	14.0	394	351	12.3

Reportable segments analysed as:
Fee business	463	413	12.1	379	342	10.8
Owned, leased and managed lease	74	58	27.6	15	9	66.7
	_____	_____	_____	_____	_____	_____
	537	471	14.0	394	351	12.3

Reportable segments (see above)	537	471	14.0	394	351	12.3
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	537	471	14.0	394	351	12.3

Owned, leased and managed lease included in the above	(74)	(58)	27.6	(15)	(9)	66.7
	_____	_____	_____	_____	_____	_____
Underlying fee business	463	413	12.1	379	342	10.8

a.
Before exceptional items.

EMEAA

	Revenue			Operating profita

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	309	239	29.3	89	59	50.8

Reportable segments analysed as:
Fee business	161	121	33.1	92	63	46.0
Owned, leased and managed lease	148	118	25.4	(3)	(4)	(25.0)
	_____	_____	_____	_____	_____	_____
	309	239	29.3	89	59	50.8

Reportable segments (see above)	309	239	29.3	89	59	50.8
Significant liquidated damagesc	-	(7)	NMb	-	(7)	NMb
Owned and leased asset disposalsd	-	(12)	NMb	-	(2)	NMb
Currency impact	-	(7)	NMb	-	1	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	309	213	45.1	89	51	74.5

Owned, leased and managed lease included in the above	(148)	(102)	45.1	3	5	(40.0)
	_____	_____	_____	_____	_____	_____
Underlying fee business	161	111	45.0	92	56	64.3

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.
$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.
d.
The results of three UK portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) to determine underlying growth.

Greater China
	Revenue			Operating profita

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	change
Per Interim financial statements
Reportable segments analysed as:	74	36	105.6	43	5	760.0
	____	_____	_____	_____	_____	_____
Fee business	74	36	105.6	43	5	760.0

Reportable segments (see above)	74	36	105.6	43	5	760.0
Currency impact	-	(2)	NMb	-	(1)	NMb
	_____	_____	____	_____	_____	_____
Underlying revenue and underlying operating profit	74	34	117.6	43	4	975.0

a.
Before exceptional items.
b.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	6 months ended 30 June 2023

	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	463	161	74	101	799
Significant liquidated damages	-	-	-	-	-
	_____	_____	_____	_____	_____
	463	161	74	101	799

Operating profit $m
Reportable segments analysed as fee business (see above)	379	92	43	(44)	470
Significant liquidated damages	-	-	-	-	-
	_____	_____	_____	_____	_____
	379	92	43	(44)	470

Fee margin %	81.9%	57.1%	58.1%	(43.6)%	58.8%

	6 months ended 30 June (Re-presenteda) 2022

	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	413	121	36	89	659
Significant liquidated damages	-	(7)	-	-	(7)
	_____	_____	_____	_____	_____
	413	114	36	89	652

Operating profit $m
Reportable segments analysed as fee business (see above)	342	63	5	(41)	369
Significant liquidated damages	-	(7)	-	-	(7)
	_____	_____	_____	_____	_____
	342	56	5	(41)	362

Fee margin %	82.8%	49.1%	13.9%	(46.1)%	55.5%

a.
Re-presented to reflect the adoption of IFRS 17 ‘Insurance Contracts’.

Net capital expenditure reconciliation

	6 months ended 30 June

	2023	2022
	$m	$m

Net cash from investing activities	(43)	(27)
Adjusted for:
Contract acquisition costs, net of repayments	(64)	(35)
System Fund depreciation and amortisationa	42	40
	_____	_____
Net capital expenditure	(65)	(22)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments, of $64m (2022: $35m))	(80)	(50)
Capital expenditure: recyclable investments	(8)	6
Capital expenditure: System Fund capital investments	23	22
	_____	_____
Net capital expenditure	(65)	(22)
	_____	_____

a.
Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation

	6 months ended 30 June

	2023	2022
	$m	$m

Net capital expenditure	(65)	(22)
Add back:
Disposal receipts	-	(7)
Repayments of contract acquisition costs	(6)	(3)
System Fund depreciation and amortisationa	(42)	(40)
	_____	_____
Gross capital expenditure	(113)	(72)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs of $70m (2022: $38m))	(86)	(53)
Capital expenditure: recyclable investments	(8)	(1)
Capital expenditure: System Fund capital investments	(19)	(18)
	_____	_____
Gross capital expenditure	(113)	(72)
	_____	_____

a.
Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation

	6 months ended 30 June

	2023	2022
	$m	$m

Net cash from operating activities	315	175
Adjusted for:
Principal element of lease payments	(15)	(18)
Purchase of shares by employee share trusts	(7)	-
Capital expenditure: maintenance (excluding contract acquisition costs)	(16)	(15)
	_____	_____
Adjusted free cash flow	277	142
	_____	_____

Adjusted interest reconciliation

6 months ended 30 June

	2023	2022
	$m	$m
Net financial expenses
Financial income	18	5
Financial expenses	(34)	(74)
	_____	_____
	(16)	(69)
Adjusted for:
Interest attributable to the System Fund	(19)	(3)
Foreign exchange (gains)/losses	(23)	8
	_____	_____
	(42)	5
	_____	_____
Adjusted interest	(58)	(64)
	_____	_____

Adjusted earnings per ordinary share reconciliation

	6 months ended 30 June

	2023	2022
	$m	$m
Profit available for equity holders	459	216
Adjusting items:
System Fund revenues and expenses	(87)	(3)
Interest attributable to the System Fund	(19)	(3)
Operating exceptional items	(18)	19
Fair value losses/(gains) on contingent purchase consideration	1	(7)
Foreign exchange (gains)/losses	(23)	8
Tax attributable to the System Fund	1	-
Tax on foreign exchange (gains)/losses	(2)	(1)
Tax on exceptional items	4	(5)
	_____	_____
Adjusted earnings	316	224

Basic weighted average number of ordinary shares (millions)	173	184
Adjusted earnings per ordinary share (cents)	182.7	121.7

Highlights for the 6 months ended 30 June 2023 vs 30 June 2019

Reportable segments	Revenue			Operating profit

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,226	2,280	(2.4)	584	442	32.1
System Fund	(749)	(675)	11.0	(87)	(47)	85.1
Reimbursement of costs	(446)	(593)	(24.8)	-	-	-
Operating exceptional items	-	-	-	(18)	15	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	1,031	1,012	1.9	479	410	16.8

a.
Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Americas

	Revenue			Operating profita

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	537	520	3.3	394	341	15.5

Reportable segments analysed as:
Fee business	463	418	10.8	379	323	17.3
Owned, leased and managed lease	74	102	(27.5)	15	21	(28.6)
	_____	_____	_____	_____	_____	_____
	537	520	3.3	394	344	14.5

a.
Before exceptional items.

EMEAA

	Revenue			Operating profita

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	309	338	(8.6)	89	88	1.1

Reportable segments analysed as:
Fee business	161	158	1.9	92	93	(1.1)
Owned, leased and managed lease	148	180	(17.8)	(3)	(5)	(40.0)
	_____	_____	_____	_____	_____	_____
	309	338	(8.6)	89	88	1.1

a.
Before exceptional items.

Greater China
	Revenue			Operating profita

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per Interim financial statements	74	66	12.1	43	36	19.4

Reportable segments analysed as:
Fee business	74	66	12.1	43	36	19.4

a.
Before exceptional items.

Fee margin reconciliation

	6 months ended 30 June 2019
	Americas	EMEAA	Greater China
Revenue $m
Reportable segments analysed as fee business (see above)	418	158	66
Significant liquidated damages	-	(4)	-
	_____	_____	_____
	418	154	66

Operating profit $m
Reportable segments analysed as fee business (see above)	323	93	36
Significant liquidated damages	-	(4)	-
	_____	_____	_____
	323	89	36

Fee margin %	77.3%	57.8%	54.5%

PRINCIPAL RISKS AND UNCERTAINTIES

The principal and emerging risks and uncertainties that could substantially affect IHG’s business and results are set out on pages 44 to 51 of the 2022 Annual Report and Form 20-F (the ‘Annual Report’).

We have continued to face dynamic factors relating to the fragility of the macro-economic, geo-political and regulatory environment. These factors create various individual and accumulated uncertainties within the portfolio of principal risks reported at year-end, for example relating to owner preferences and ability to invest in our brands due to US commercial financing constraints, how we approach the storage and transfer of data (including between key geographies such as the US, EU and China), and how we continue to monitor cyber security. As we pursue challenging growth targets, we remain focused on risks associated with talent and labour in our hotels and corporate operations. There may also be unknown risks or risks currently believed to be inconsequential that emerge and become material.

Our Board and management continue regularly to review our risk profile and risk trends arising externally or internally, and our risk management and internal control arrangements.

The following summarises the key areas of risks and uncertainty in relation to the achievement of our strategic priorities in 2023-25 as set out in the Annual Report, and which continue to apply:

●
Owner preferences for, or ability to invest in, our brands

●
Data and information usage, storage and transfer

●
Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

●
Global and local supply chain efficiency and resiliency

●
Guest preferences or loyalty for branded hotel experiences

●
Talent and capability attraction or retention

●
Operational resilience to incidents or disruption or control breakdown (including safety and security, geopolitical, health-related and fraud)

●
Legal and regulatory complexity or litigation trends

●
Ethical and social expectations

●
The impact of climate change on hospitality (physical and transition risks)

These principal and emerging risks and uncertainties are supported by a broader description of risk factors set out on pages 240 to 245 of the Annual Report.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2023.

GOING CONCERN

As at 30 June 2023, the Group had total liquidity of $1,970m, comprising $1,350m of undrawn bank facilities and $620m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included in note 1 to the Interim Financial Statements.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2024. Accordingly, they continue to adopt the going concern basis in preparing the Interim Financial Statements.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

●
The condensed set of Financial Statements has been prepared in accordance with UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority;

●
The interim management report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

●	The interim management report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Elie Maalouf                                                          Michael Glover

Chief Executive Officer                                         Chief Financial Officer

7 August 2023                                                       7 August 2023

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the six months ended 30 June 2023

	2023 6 months ended 30 June $m	2022 6 months ended 30 June Re-presented* $m

Revenue from fee business	799	659
Revenue from owned, leased and managed lease hotels	222	176
Revenue from insurance activities	10	5
System Fund revenues	749	554
Reimbursement of costs	446	400
	_____	_____
Total revenue (notes 3 and 4)	2,226	1,794

Cost of sales and administrative expenses	(511)	(448)
Insurance expenses	(13)	(2)
System Fund expenses	(662)	(551)
Reimbursed costs	(446)	(400)
Share of profits of associates and joint ventures	23	-
Other operating income	3	14
Depreciation and amortisation	(34)	(36)
Impairment loss on financial assets	(2)	(5)
Other impairment charges (note 5)	-	(5)
	_____	_____
Operating profit (note 3)	584	361

Operating profit analysed as:
Operating profit before System Fund and exceptional items	479	377
System Fund	87	3
Operating exceptional items (note 5)	18	(19)
	_____	_____
	584	361

Financial income	18	5
Financial expenses	(34)	(74)
Fair value (losses)/gains on contingent purchase consideration	(1)	7
	_____	_____
Profit before tax	567	299

Tax (note 6)	(108)	(83)
	_____	_____
Profit for the period from continuing operations	459	216
	_____	_____

Attributable to:
Equity holders of the parent	459	216
	_____	_____
Earnings per ordinary share (note 7)
Basic	265.3¢	117.4¢
Diluted	263.8¢	116.8¢

* Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2023

	2023 6 months ended 30 June $m	2022 6 months ended 30 June $m

Profit for the period	459	216

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, including related tax charge of $8m (2022: $1m credit)	(24)	13
Costs of hedging	2	-
Hedging losses/(gains) reclassified to financial expenses	43	(17)
Exchange (losses)/gains on retranslation of foreign operations, including related tax charge of $2m (2022: $6m credit)	(124)	198
	_____	_____
	(103)	194
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income, net of related tax charge of $1m (2022: $2m)	(1)	3
Re-measurement gains on defined benefit plans, net of related tax charge of $nil (2022: $5m)	-	15
	_____	_____
	(1)	18
	_____	_____
Total other comprehensive (loss)/income for the period	(104)	212
	_____	_____
Total comprehensive income for the period	355	428
	_____	_____
Attributable to:
Equity holders of the parent	356	429
Non-controlling interest	(1)	(1)
	_____	_____
	355	428
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2023

	6 months ended 30 June 2023
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	137	(2,359)	607	7	(1,608)

Total comprehensive income for the period	-	(103)	459	(1)	355
Repurchase of own shares, including transaction costs	(1)	1	(420)	-	(420)
Purchase of own shares by employee share trusts	-	(7)	-	-	(7)
Release of own shares by employee share trusts	-	31	(31)	-	-
Equity-settled share-based cost	-	-	28	-	28
Equity dividends paid	-	-	(166)	-	(166)
Exchange adjustments	6	(6)	-	-	-
	_____	_____	_____	_____	_____
At end of the period	142	(2,443)	477	6	(1,818)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2022
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	154	(2,539)	904	7	(1,474)

Total comprehensive income for the period	-	198	231	(1)	428
Release of own shares by employee share trusts	-	17	(17)	-	-
Equity-settled share-based cost	-	-	25	-	25
Equity dividends paid	-	-	(154)	-	(154)
Exchange adjustments	(16)	16	-	-	-
	_____	_____	_____	_____	_____
At end of the period	138	(2,308)	989	6	(1,175)
	_____	_____	_____	_____	_____

* Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.
Total comprehensive income is shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF FINANCIAL POSITION

30 June 2023

	2023 30 June	2022 31 December Re-presented*
	$m	$m
ASSETS
Goodwill and other intangible assets	1,116	1,144
Property, plant and equipment	149	157
Right-of-use assets	279	280
Investment in associates	40	36
Retirement benefit assets	3	2
Other financial assets	163	156
Derivative financial instruments	5	7
Deferred compensation plan investments	237	216
Non-current other receivables	14	3
Deferred tax assets	131	126
Contract costs	79	75
Contract assets	387	336
	______	______
Total non-current assets	2,603	2,538
	______	______
Inventories	4	4
Trade and other receivables	776	646
Current tax receivable	18	16
Other financial assets	3	-
Cash and cash equivalents	710	976
Contract costs	5	5
Contract assets	33	31
	______	______
Total current assets	1,549	1,678
	______	______
Total assets	4,152	4,216
	_____	_____
LIABILITIES
Loans and other borrowings	(69)	(55)
Lease liabilities	(27)	(26)
Trade and other payables	(605)	(697)
Deferred revenue	(716)	(681)
Provisions	(41)	(44)
Insurance liabilities	(10)	(9)
Current tax payable	(21)	(32)
	______	______
Total current liabilities	(1,489)	(1,544)
	______	______
Loans and other borrowings	(2,443)	(2,341)
Lease liabilities	(401)	(401)
Derivative financial instruments	(18)	(11)
Retirement benefit obligations	(66)	(66)
Deferred compensation plan liabilities	(237)	(216)
Trade and other payables	(70)	(81)
Deferred revenue	(1,122)	(1,043)
Provisions	(18)	(20)
Insurance liabilities	(25)	(23)
Deferred tax liabilities	(81)	(78)
	______	______
Total non-current liabilities	(4,481)	(4,280)
	______	______
Total liabilities	(5,970)	(5,824)
	_____	_____
Net liabilities	(1,818)	(1,608)
	_____	_____
EQUITY
IHG shareholders’ equity	(1,824)	(1,615)
Non-controlling interest	6	7
	______	______
Total equity	(1,818)	(1,608)
	_____	_____
* Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see note 1).

GROUP STATEMENT OF CASH FLOWS

For the six months ended 30 June 2023

	2023 6 months ended 30 June	2022 6 months ended 30 June
	$m	$m

Profit for the period	459	216
Adjustments reconciling profit for the period to cash flow from operations (note 9)	(6)	120
	_____	_____
Cash flow from operations	453	336
Interest paid	(34)	(42)
Interest received	18	5
Tax paid (note 6)	(122)	(124)
	_____	_____
Net cash from operating activities	315	175
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(11)	(12)
Purchase of intangible assets	(24)	(21)
Investment in associates	-	(1)
Investment in other financial assets	(8)	-
Disposal of property, plant and equipment	-	3
Repayments of other financial assets	-	4
	_____	_____
Net cash from investing activities	(43)	(27)
	_____	_____
Cash flow from financing activities
Repurchase of shares, including transaction costs	(372)	-
Purchase of own shares by employee share trusts	(7)	-
Dividends paid to shareholders (note 8)	(166)	(154)
Principal element of lease payments	(15)	(18)
	_____	_____
Net cash from financing activities	(560)	(172)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	(288)	(24)

Cash and cash equivalents, net of overdrafts, at beginning of the period	921	1,391
Exchange rate effects	8	(70)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	641	1,297
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and UK-adopted IAS 34 ‘Interim Financial Reporting’. Other than the changes described within this note, they have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (‘the Group’ or ‘IHG’) Annual Report and Form 20-F for the year ended 31 December 2022.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council.

Other than line items which have been re-presented for IFRS 17, financial information for the year ended 31 December 2022 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations, and which have been filed with the Registrar of Companies. The report of the auditor was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

There are no changes in the Group’s critical judgements, estimates and assumptions from those disclosed in the 2022 Annual Report and Form 20-F.

IFRS 17

With effect from 1 January 2023, the Group has adopted IFRS 17 ‘Insurance Contracts’ which introduces a new measurement and disclosure model for insurance contract arrangements. The Group is applying these changes retrospectively.

The Group’s insurance reserves relating to managed hotels (previously included within provisions) are now included in the Group statement of financial position as a new line item ‘Insurance liabilities’. Insurance liabilities include claims which are both incurred but not reported (‘IBNR’) and those reported but not yet settled. Reserves are established using independent actuarial assessments which reflect current expectations of the future economic outlook and past claims experience.

Insurance revenue (previously presented within revenue from fee business) and insurance expenses, (previously presented within cost of sales and administrative expenses) are now presented separately within the Group income statement. Insurance revenue comprises reinsurance premiums which are recognised over the period of coverage; insurance expenses comprise the cost of claims and associated expenses. The effect of discounting is immaterial.

There is no impact on reported profit, net assets or cash flows for any period presented.

Under the transitional provisions of IFRS 17, the Group will no longer account for issued financial guarantee contracts as insurance contracts and will instead apply the requirements of IFRS 9 ‘Financial Instruments’ to these arrangements. The fair value of financial guarantee liabilities under IFRS 9 is immaterial for all periods presented.

Further information on the Group’s insurance arrangements and adoption of IFRS 17 is contained in the 2022 Annual Report and Form 20-F.

Amendments to IAS 12: International Tax Reform – Pillar Two Model Rules

With effect from 1 January 2023, the Group has adopted the Amendments to IAS 12:  International Tax Reform – Pillar Two Model Rules and applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Going concern

A period of 18 months has been used, from 1 July 2023 to 31 December 2024, to complete the going concern assessment.

In adopting the going concern basis for preparing these condensed interim financial statements, the Directors have considered a ‘Base Case’ scenario which assumes continued growth in RevPAR in 2023 and 2024 boosted by strength in the US and the elimination of Covid-19 related restrictions in China, balanced against wider macro uncertainties. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that the performance during the second half of 2023 starts to worsen and then RevPAR decreases significantly by 17% in 2024.

A large number of the Group’s principal risks would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

The Group’s bank facilities include a key covenant of net debt:EBITDA of 4.0x. See note 10 for additional information. There is one bond maturity for €500m in October 2024 in the period under consideration. In the Base Case scenario it is assumed that this is refinanced in advance of maturity, however alternative scenarios with no refinancing have also been considered.

Under the Base Case and Severe Downside Case, covenants are not breached. Under the Severe Downside Case, there is limited headroom to the bank covenants to absorb multiple additional risks and uncertainties. However, the Directors reviewed a number of actions to reduce discretionary spend, creating substantial additional headroom. After these actions are taken, there is significant headroom to the bank covenants to absorb the principal risks and uncertainties which could be applicable. If the €500m October 2024 bond were not refinanced, the Group would still have substantial levels of liquidity available after additional actions are taken (over $1bn at 31 December 2024 in both the Base Case and Severe Downside Case).

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely a single risk or combination of the risks considered could create the sustained RevPAR impact required except for a significant global event.

The leverage and interest cover covenant tests up to 31 December 2024 (the last day of the assessment period), have been considered as part of the Base Case and Severe Downside Case scenarios. Neither of these scenarios indicate a covenant amendment would be required but, in the event that it was, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments, however the going concern conclusion is not dependent on this expectation. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2024. Accordingly, they continue to adopt the going concern basis in preparing these condensed interim financial statements.

2.	Exchange rates
		30 June 2023	30 June 2023	30 June 2022	31 December 2022
		Average	Closing	Average	Closing
	$1 equivalent
	Sterling	£0.81	£0.79	£0.77	£0.83
	Euro	€0.93	€0.92	€0.92	€0.94

3.	Segmental Information
	Revenue	2023 6 months ended 30 June	2022 6 months ended 30 June
		$m	$m

	Americas	537	471
	EMEAA	309	239
	Greater China	74	36
	Central	111	94
		_____	_____
	Revenue from reportable segments	1,031	840
	System Fund revenues	749	554
	Reimbursement of costs	446	400
		_____	_____
	Total revenue	2,226	1,794
		_____	_____

Profit	2023 6 months ended 30 June $m	2022 6 months ended 30 June $m

Americas	394	351
EMEAA	89	59
Greater China	43	5
Central	(47)	(38)
	_____	_____
Operating profit from reportable segments	479	377
System Fund	87	3
Operating exceptional items (note 5)	18	(19)
	_____	_____
Operating profit	584	361
Net financial expenses	(16)	(69)
Fair value (losses)/gains on contingent purchase consideration	(1)	7
	_____	_____
Profit before tax	567	299
	_____	_____

4.	Revenue
	Disaggregation of revenue
	6 months ended 30 June 2023
		Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

	Franchise and base management fees	456	118	51	-	625
	Incentive management fees	7	43	23	-	73
	Central revenue	-	-	-	101	101
		_____	_____	_____	_____	_____
	Revenue from fee business	463	161	74	101	799
	Revenue from owned, leased and managed lease hotels	74	148	-	-	222
	Revenue from insurance activities	-	-	-	10	10
		_____	_____	_____	_____	_____
		537	309	74	111	1,031
		_____	_____	_____	_____
	System Fund revenues					749
	Reimbursement of costs					446
						_____
	Total revenue					2,226
						_____

6 months ended 30 June 2022 Re-presented*
	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Franchise and base management fees	406	96	31	-	533
Incentive management fees	7	25	5	-	37
Central revenue	-	-	-	89	89
	_____	_____	_____	_____	_____
Revenue from fee business	413	121	36	89	659
Revenue from owned, leased and managed lease hotels	58	118	-	-	176
Revenue from insurance activities	-	-	-	5	5
	_____	_____	_____	_____	_____
	471	239	36	94	840
	_____	_____	_____	_____
System Fund revenues					554
Reimbursement of costs					400
					_____
Total revenue					1,794
					_____

* Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see note 1). At 30 June 2023, the maximum exposure remaining under performance guarantees was $86m (31 December 2022: $75m).

5.	Exceptional items
		2023 6 months ended 30 June $m	2022 6 months ended 30 June $m

	Cost of sales and administrative expenses
	Costs of ceasing operations in Russia	-	(14)

	Share of profits of associates and joint ventures (note 12c)	18	-

	Other impairment charges
	Impairment of contract assets	-	(5)
		_____	_____
		-	(5)
		____	____
	Total operating exceptional items	18	(19)
		_____	_____

	Tax on exceptional items (note 6)	(4)	5
		_____	_____
	Tax (note 6)	(4)	5
		_____	_____

Costs of ceasing operations in Russia

On 27 June 2022, the Group announced it was in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts were presented as exceptional due to the nature of the war in Ukraine which drove the Group’s response.

Impairment of contract assets

In 2022, related to key money pertaining to managed and franchised hotels in Russia. The impairment was presented as exceptional for consistency with the costs of ceasing operations described above.

6.	Tax

	2023 6 months ended 30 June		2022 6 months ended 30 June Re-presented*
	Profit/ (loss) $m	Tax $m	Tax rate	Profit/ (loss) $m	Tax $m	Tax rate

Group income statement	567	(108)	19%	299	(83)	28%

Adjust for:
System Fund result	(87)	1		(3)	-
System Fund interest	(19)	-		(3)	-
Fair value loss/(gain) on contingent purchase consideration	1	-		(7)	-
Foreign exchange (gains)/losses	(23)	(2)		8	(1)
Exceptional items (note 5)	(18)	4		19	(5)
	_____	_____		_____	_____
Adjusted tax measures	421	(105)	25%	313	(89)	28%
	_____	_____		_____	_____

Group income statement analysed as:
Current tax		(118)			(88)
Deferred tax		10			5
		_____			_____
		(108)			(83)
		_____			_____
Group income statement further analysed as:
UK tax		(2)			(3)
Overseas tax		(106)			(80)
		_____			_____
		(108)			(83)
		_____			_____

* The definition of Adjusted Tax measures has been amended in 2023, see the ‘Use of key performance measures and non-GAAP measures’ section in the interim management report. Prior year adjusted measures have been re-presented accordingly.

Adjusted tax has been calculated by applying a blended effective tax rate of 25% (2022: 28%). This blended effective rate represents the weighting of the annual tax rates of the Group’s key territories using corporate income tax rates substantively enacted at 30 June 2023 to provide the best estimate for the full financial year. It is higher than the blended 2023 UK Corporation Tax rate of 23.5% due to higher taxed overseas profits (particularly in the US) and other non-deductible expenses. Included within the tax expense is a non-recurring deferred tax credit of $9m in respect of a law change in the Middle East, which represents a 2% benefit to the effective tax rate for the six months ended 30 June 2023.

The deferred tax asset of $131m (31 December 2022: $126m) comprises $105m (31 December 2022: $109m) in the UK and $26m (31 December 2022: $17m) in respect of other territories. The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.
Tax paid of $122m in the period exceeds the current tax charge in the Group income statement predominantly as a result of liabilities already accrued at 1 January 2023 being settled in the period and the phasing of the 2023 US state tax payments.

7.	Earnings per ordinary share
		2023 6 months ended 30 June	2022 6 months ended 30 June
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	459	216
	Basic weighted average number of ordinary shares (millions)	173	184
	Basic earnings per ordinary share (cents)	265.3	117.4
		_____	_____
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	459	216
	Diluted weighted average number of ordinary shares (millions)	174	185
	Diluted earnings per ordinary share (cents)	263.8	116.8
		_____	_____

The diluted weighted average number of ordinary shares is calculated as:

Basic weighted average number of ordinary shares (millions)	173	184
Dilutive potential ordinary shares (millions)	1	1
	______	______
	174	185
	_____	_____

8.	Dividends and shareholder returns
			2023		2022
		6 months ended 30 June		6 months ended 30 June
		cents per share	$m	cents per share	$m

	Paid during the period	94.5	166	85.9	154
		______	______	______	______

	Declared for the interim period	48.3	81	43.9	81
		______	______	______	______

In August 2022 the Board approved a $500m share buyback programme that commenced on 9 August 2022 and completed in January 2023.  In February 2023 the Board approved a further $750m share buyback programme to be completed during 2023. In the six months to 30 June 2023, 5.4m shares were repurchased for total consideration of $372m (including transaction costs) of which $38m relates to the completion of the 2022 programme and $334m to the 2023 programme.  Total liabilities of $79m, reflecting the unavoidable contractual cost of shares to be repurchased at 30 June 2023, is recognised within current trade and other payables.

9.	Reconciliation of profit for the period to cash flow from operations

	2023 6 months ended 30 June	2022 6 months ended 30 June
	$m	$m

Profit for the period	459	216
Adjustments for:

Net financial expenses	16	69
Fair value losses/(gains) on contingent purchase consideration	1	(7)
Tax charge	108	83

Operating profit adjustments:
Impairment loss on financial assets	2	5
Other impairment charges	-	5
Other operating exceptional items	(18)	14
Depreciation and amortisation	34	36
	_____	_____
	18	60

Contract assets deduction in revenue	18	17
Share-based payments cost	16	17
Share of profits of associates and joint ventures*	(5)	-
	_____	_____
	29	34
System Fund adjustments:
Depreciation and amortisation	43	42
Impairment (reversal)/loss on financial assets	(1)	4
Share-based payments cost	9	9
Share of losses of associates	2	-
	_____	_____
	53	55
Working capital and other adjustments:
Increase in deferred revenue	115	65
Changes in working capital	(282)	(189)
	_____	_____
	(167)	(124)

Cash flows relating to exceptional items	-	(15)
Contract acquisition costs, net of repayments	(64)	(35)
	_____	_____
Total adjustments	(6)	120
	_____	_____
Cash flow from operations	453	336
	_____	_____

* Excludes exceptional items.

10.	Net debt
		2023 30 June	2022 31 December
		$m	$m

	Cash and cash equivalents	710	976
	Loans and other borrowings – current	(69)	(55)
	Loans and other borrowings – non-current	(2,443)	(2,341)
	Lease liabilities – current	(27)	(26)
	Lease liabilities – non-current	(401)	(401)
	Derivative financial instruments hedging debt values	(40)	(4)
		_____	_____
	Net debt*	(2,270)	(1,851)
		_____	_____
	* See the ‘Use of key performance measures and non-GAAP measures’ section in the interim management report.

In the Group statement of cash flows, cash and cash equivalents is presented net of $69m bank overdrafts (31 December 2022: $55m, 30 June 2022: $64m). Cash and cash equivalents includes $21m (31 December 2022: $47m) with restrictions on use.

Bank facilities

In April 2023, the maturity date of the Group’s $1,350m revolving syndicated bank facility (‘RCF’) was extended to April 2028. The RCF was undrawn at 30 June 2023.

The RCF contains two financial covenants: interest cover and a leverage ratio. These are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA: Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt: Covenant EBITDA below 4.0:1.

	2023 30 June	2022 31 December

Covenant EBITDA ($m)	996	896
Covenant net debt ($m)	2,291	1,898
Covenant interest payable ($m)	88	109
Leverage	2.30	2.12
Interest cover	11.32	8.22

11.	Movement in net debt
		2023 6 months ended 30 June	2022 6 months ended 30 June
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(288)	(24)
	Add back financing cash flows in respect of other components of net debt:
	Principal element of lease payments	15	18
		_____	_____
	Increase in net debt arising from cash flows	(273)	(6)

	Other movements:
	Lease liabilities	(14)	(32)
	Increase in accrued interest	(18)	(24)
	Exchange and other adjustments	(114)	225
		_____	_____
	(Increase)/decrease in net debt	(419)	163

	Net debt at beginning of the period	(1,851)	(1,881)
		_____	_____
	Net debt at end of the period	(2,270)	(1,718)
		_____	_____

12.	Financial instruments
a)
Fair value hierarchy

The following table provides the carrying value (which is equal to the fair value) and position in the fair value measurement hierarchy of the Group’s financial assets and liabilities measured and recognised at fair value on a recurring basis.

	Value
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets
Equity securities*	-	-	110	110
Derivative financial instruments	-	5	-	5
Money market funds**	263	-	-	263
Deferred compensation plan investments	237	-	-	237

Financial liabilities
Derivative financial instruments	-	(18)	-	(18)
Contingent purchase consideration***	-	-	(66)	(66)
Deferred compensation plan liabilities	(237)	-	-	(237)

* Included in ‘other financial assets’.
** Included in ‘other financial assets’ and ‘cash and cash equivalents’.
*** Included in ‘trade and other payables’.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into or out of Level 3.

b)
Valuation techniques

The valuation techniques and types of input applied by the Group for the six months ended 30 June 2023 are consistent with those disclosed within the 2022 Annual Report and Form 20-F. Changes in reported amounts are primarily caused by payments made and received, changes in market inputs (such as discount rates) and the impact of the time value of money.

Equity securities

The significant unobservable inputs used to determine the fair value of unquoted equity securities are RevPAR growth, pre-tax discount rate (which ranged from 6.3% to 10.0%) and a non-marketability factor (which ranged from 20% to 30%).

Applying one-year slower/faster RevPAR growth would result in a $6m/$7m decrease/increase in fair value respectively. A one percentage point increase/decrease in the discount rate would result in a $8m decrease/increase in fair value respectively. A five percentage point increase/decrease in the non-marketability factor would result in a $6m decrease/increase in fair value.

Contingent purchase consideration

Principally comprises the present value of the expected amounts payable on exercise of put and call options to acquire the remaining 49% shareholding in Regent.

The significant unobservable inputs are the projected trailing revenues and the date of exercising the options. These assumptions are unchanged from those set out in the 2022 Annual Report and Form 20-F. If the annual trailing revenues were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised would increase by $7m. If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m.

c)	Reconciliation of financial instruments classified as Level 3
		Other financial assets $m	Other payables $m	Contingent purchase consideration $m

	At 1 January 2023	103	(18)	(65)
	Additions	6	-	-
	Unrealised changes in fair value	-	18	(1)
	Exchange and other adjustments	1	-	-
		_____	_____	_____
	At 30 June 2023	110	-	(66)
		_____	_____	_____

Other financial assets measured at fair value comprise investments in common and preferred equity securities. Common equity investments are classified as fair value through other comprehensive income (FVOCI) with fair value changes recognised in the Group statement of comprehensive income. Where preferred equity securities do not meet the criteria to be measured at amortised cost, they are measured at fair value through profit or loss (FVTPL) with fair value changes recognised in the Group income statement.

Changes in the fair value of contingent purchase consideration are recognised within fair value (losses)/gains on contingent purchase consideration in the Group income statement.

Other payables

In 2022, a liability of $18m was recognised in relation to a special allocation of expenses from the Barclay associate, which arose from the settlement of a 2021 commercial dispute. The value of the liability (which is measured at FVTPL) is linked to the value of the hotel; increases in the property value are attributed first to the Group and are reflected as a reduction of the liability until it is reduced to $nil. At 31 December 2022, the fair value of the hotel was derived from a pricing opinion provided by a professional external valuer. In 2023, the external valuation was updated to reflect current hotel forecasts and discount factors. The discount rate and terminal capitalisation rate were unchanged from 31 December 2022. The measurement is categorised as a Level 3 fair value measurement.

The change in the fair value is recognised within share of profits from associates and joint ventures in the Group income statement. It is presented as an exceptional item by reason of its size and for consistency with the treatment of the associated charges in 2022 and 2021.

d)
Fair value of other financial instruments

The Group also holds a number of financial instruments which are not measured at fair value in the Group statement of financial position. With the exception of the Group’s bonds, their fair values are not materially different to their carrying amounts, since the interest receivable or payable is either close to current market rates or the instruments are short-term in nature. The Group’s bonds, which are classified as Level 1 fair value measurements, have a carrying value of $2,443m and a fair value of $2,197m.

The Group did not measure any financial assets or liabilities at fair value on a non-recurring basis at 30 June 2023.

13.	Commitments, contingencies and guarantees

At 30 June 2023, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $8m (31 December 2022: $6m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. In July 2023, the $28m provision for commercial litigation and disputes relating to the EMEAA region was utilised following settlement of the disputed matters.

The Group is currently in discussions with its insurer concerning amounts that may be recoverable under its business interruption policies for certain owned, leased, managed lease and managed hotels due to Covid-19. It is not possible at this time to estimate the amounts which will be recoverable, nor the allocation to hotels owned by third parties.

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. At 30 June 2023, there were guarantees of up to $49m in place (31 December 2022: $50m).

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Our conclusion
We have reviewed InterContinental Hotels Group PLC’s condensed consolidated interim financial statements (the ‘interim financial statements’) in the Half Year Results of InterContinental Hotels Group PLC for the six month period ended 30 June 2023 (the ‘period’).
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
The interim financial statements comprise:
●
 the Group statement of financial position at 30 June 2023;
●
 the Group income statement and Group statement of comprehensive income for the period then ended;
●
 the Group statement of cash flows for the period then ended;
●
    the Group statement of changes in equity for the period then ended; and
●
    the explanatory notes to the interim financial statements.

The interim financial statements included in the Half Year Results of InterContinental Hotels Group PLC have been prepared in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (‘ISRE (UK) 2410’). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the Half Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern.

RESPONSIBILITIES FOR THE INTERIM FINANCIAL STATEMENTS AND THE REVIEW
Our responsibilities and those of the Directors
The Half Year Results, including the interim financial statements, are the responsibility of, and have been approved by, the Directors. The Directors are responsible for preparing the Half Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the Half Year Results, including the interim financial statements, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.
Our responsibility is to express a conclusion on the interim financial statements in the Half Year Results based on our review. Our conclusion, including our conclusions relating to going concern, is based on procedures that are less extensive than audit procedures as described in the basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 August 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	8 August 2023